UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

AUTHENTIDATE HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	0-20190	14-1673067
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Connell Corporate Center

300 Connell Drive, 1st Floor

Berkeley Heights, New Jersey 07922

(Address of Principal Executive Offices) (Zip Code)

908-787-1700

(Registrant’s telephone number, including area code)

Delaware

(State or other jurisdiction of Incorporation or Organization)

February 5, 2016

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about February 5, 2016 to holders of record at the close of business on February 2, 2016 (the “Record Date”), of shares of common stock, par value $0.001 per share (the “Common Stock”), of Authentidate Holding Corp., a Delaware corporation (the “us,” “we,” “our,” “Company,” “AHC” or “Authentidate”), in connection with the proposed change of control of and anticipated change in composition of the Board of Directors of the Company (the “Board”). The change of control and change in composition of Board of Directors may result from the issuance of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to the members of Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“AEON”).

As previously disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015 (the “Form 8-K”), we entered into an Agreement and Plan of Merger (“Original Merger Agreement”) with AEON and a newly formed acquisition subsidiary of the Company whereby AEON will become a wholly-owned subsidiary of the Company through the merger (the “Merger”) of the newly formed acquisition subsidiary of the Company into AEON. In accordance with the Merger Agreement, as amended and restated on January 26, 2016 (the “Amended Merger Agreement”, as together with the Original Merger Agreement, the “Merger Agreement”), the members of AEON prior to the effective time of the Merger will become the holders of shares of Common Stock of the Company, issuable in tranches as described in the Form 8-K and below. The closing of the Merger occurred on January 27, 2016 and the Company filed a Current Report on Form 8-K on February 1, 2016 regarding the Merger in accordance with the SEC regulations.

Pursuant to the terms of the Merger Agreement, among other things:

•	Following the Merger, AEON will be operated as a separate entity.

•	The members of AEON prior to the effective time of the Merger will become the holders of shares of Common Stock issuable in tranches as follows:

(a) At the closing of the Merger, the membership interests of AEON shall be converted into the right to receive such number of validly issued, fully paid and non-assessable shares of Common Stock as is equal to 19.9% of the issued and outstanding shares of the Common Stock (rounded to the nearest whole share) as of the close of business on the business day immediately prior to the closing date of the Merger (958,030 total shares of AHC Common Stock on a post-reverse stock split basis of 1 for 9, completed on January 22, 2016);

(b) Within three days after the date that AHC obtains approval of its stockholders for the issuance of additional shares of the Common Stock in excess of 19.9%, AHC will issue to the AEON members such number of additional shares of Common Stock as equals 5.0% of the issued and outstanding shares of Common Stock (rounded to the nearest whole share) as of the close of business on the business day immediately prior to the closing date of the Merger;

(c) In the event AEON achieves at least $16,000,000 in EBITDA for the calendar year ending December 31, 2015, then on September 1, 2016, AHC will issue to the AEON members such number of shares of Common Stock as is equal to 24% of the issued and outstanding shares of Common Stock (rounded to the nearest whole share) as of close of business on the business day immediately prior to the closing date of the Merger;

(d) In the event AEON achieves at least $65,900,000 in EBITDA, in the aggregate, for the three calendar years ending December 31, 2016, 2017 and 2018, then, on October 1, 2019, subject to the completion of the audited financial statements of AEON for the calendar year ending December 31, 2018, AHC will issue to the AEON members such number of additional shares of Common Stock as is equal to 36.1% of the issued and outstanding shares of Common Stock (rounded to the nearest whole share) as of the close of business on the business day immediately prior to the closing date of the Merger; provided, however, AHC will issue to the AEON members such number of additional shares of Common Stock so that the total number of shares of AHC Common Stock issuable to the AEON members shall equal 85% of the issued and outstanding Common Stock on a post-issuance basis (rounded to the nearest whole share) on a Fully Diluted Basis (as defined below); and

(e) In the event AEON achieves at least $100,000,000 in EBITDA, in the aggregate, for the four calendar years ending December 31, 2019, AHC will issue to the AEON members such number of shares of Common Stock which equals an additional 5% of the issued and outstanding shares of Common Stock on a post-issuance basis (rounded to the nearest whole share), on a Fully Diluted Basis, in addition to the Common Stock issued to the AEON Members under (b), (c) and (d) above (resulting in the AEON members potentially owning 90% of the issued and outstanding Common Stock on a post issuance basis and Fully Diluted Basis if all the additional tranches are earned). The parties have not determined, as of the Record Date if AEON has satisfied the EBITDA threshold for December 31, 2015.

For purposes of determining the potential number of shares of Common Stock which may be earned in the future, the term “Fully Diluted Basis” means mean the aggregate of all outstanding shares of Buyer Common Stock, plus the shares of Common Stock issuable upon exercise or conversion of any derivative security outstanding with a conversion or exercise price of $0.75 (on a pre-reverse split basis) or less; in each case on the close of business on the Business Day immediately prior to the closing date.

The Merger Agreement provides that the AEON members, as holders of shares of Common Stock issued pursuant to the Merger Agreement, will have the right to nominate one person to the Board of Directors of AHC for each 10% of the outstanding shares of AHC Common Stock beneficially owned by the AEON members. In the event that a vacancy is created on the Board of AHC at any time due to the death, disability, retirement, resignation or removal of a director elected by the AEON members, then the AEON members shall have the right to nominate an individual to fill such vacancy.

The Merger Agreement provides that effective at closing of the Merger, (i) Mr. Sonny Roshan, the current Chairman of AEON, will be appointed the Chairman of the Company, which shall be an executive officer position at the Company, and (ii) Mr. Richard Hersperger, the current Chief Executive Officer of AEON, will assume the role of Chief Executive Officer of the Company. Effective as of the closing of the Merger, each of Messrs. Roshan and Hersperger will also be elected directors of AHC (to be effective 10 days after the later of the filing of this Information Statement with the SEC or the date on which we mail this Information Statement to the holders of record of our Common Stock as of the Record Date). Additionally, the Merger Agreement contemplates that the Board of Directors of the Company will consist of nine seats and will include two representatives of the AEON members (Messrs. Roshan and Hersperger).

The Common Stock was listed on the NASDAQ Stock Market under the symbol “ADAT” until January 29, 2016, at which time its shares were delisted from the NASDAQ Stock Market. On January 29, 2016, the Company’s Common Stock commenced trading on the OTCQB Market under the symbol “ADAT”.

The Merger Agreement contemplates that no later than May 31, 2016, AHC will seek stockholder approval for the issuance of any shares of AHC Common Stock in excess of 19.9% of the issued and outstanding shares of Common Stock as of the date of the initial closing. Pursuant to the Merger Agreement, in the event that AHC is unable, for any reason, to receive approval by the AHC stockholders of the issuance of the additional shares of AHC Common Stock issued to the AEON members in excess of the initial 19.9% tranche under the Merger Agreement by May 31, 2016, then either AHC or the AEON members may determine to rescind the merger and all related transaction.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the filing and mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the election of Hanif “Sonny” Roshan and Richard Hersperger described herein will be effective 10 days following the filing and mailing of this Information Statement.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder requires the filing with the SEC and mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about February 5, 2016.

Reverse Stock Split

On January 22, 2016, we implemented a one for nine reverse stock split of our outstanding Common Stock. As a result of the reverse split, every nine shares of issued and outstanding Common Stock were combined into one share of issued and outstanding Common Stock. In addition, the reverse split effected a proportionate adjustment to the per share exercise price and the number of shares issuable upon the exercise or settlement of all outstanding options and warrants to purchase or acquire, as applicable, shares of the Company’s Common Stock, and the number of shares reserved for issuance pursuant to the Company’s existing equity incentive compensation plans were reduced proportionately. The reverse split also effected a proportionate adjustment to the conversion price and number of shares of common stock issuable upon the conversion of all outstanding shares of convertible preferred stock and convertible debt instruments. No fractional shares were issued as a result of the reverse split, and stockholders who otherwise would be entitled to a fractional share will receive, in lieu thereof, a cash payment based on the closing sale price of the Company’s Common Stock for the ten trading days immediately prior to the effective time of the reverse stock split as officially reported by NASDAQ. All share amounts and per share prices in this Schedule 14f-1 have been adjusted to reflect this reverse stock split unless otherwise stated.

CHANGE OF CONTROL

As described above in this Schedule 14F-1, the Common Stock is issuable in tranches. At the closing of the Merger, the AEON members were issued the initial tranche of Common Stock equal to 19.9% of the Common Stock of AHC or approximately 958,030 shares. The issuance of the initial tranche will not, therefore, in and of itself, result in a change of control of AHC based upon 4,793,757 shares issued and outstanding prior to the closing of the Merger. The additional issuances of Common Stock, if any, could result in a change of control of AHC.

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote.

In this case, in connection with the Merger, (i) three current members of the Board of Directors of AHC, Ian C. Bonnet, Todd A. Borus, M.D. and J. David Luce resigned as members of the Board, and Mr. Bonnet resigned as Chief Executive Officer and President of the Company and from all other officers positions of the Company and its affiliates, in each case, effective as of the closing of the Merger), (ii) the size of the Board of Directors was decreased from 10 person to nine persons, effective as of the closing of the Merger, (iii) Hanif “Sonny” Roshan and Richard Hersperger were elected as directors of the Company, effective 10 days following the mailing of this Information Statement, and (iv) Mr. Roshan was appointed Chairman and Mr. Hersperger was appointed Chief Executive Officer of the Company, effective as of the closing of the Merger.

Under AHC’s bylaws, no vote of stockholders of the Company is required to effectuate the appointment of a new director to fill a vacant seat, or for the change in the composition of the Board in the manner described herein.

As of the Record Date, AHC had 5,772,256 shares of Common Stock issued and outstanding entitled to vote in the election of directors.

On the closing date of the Merger, Mr. Roshan will be the holder of 335,311 shares of Common Stock (approximately 5.8% of the issued and outstanding shares of Common Stock of the Company).

On the closing date of the Merger, Mr. Hersperger, will be the holder of 38,321 shares of Common Stock (representing less than 1.0% of the issued and outstanding shares of Common Stock of the Company).

CHANGES TO THE BOARD OF DIRECTORS

In connection with the Merger, (i) three current members of the Board of Directors of AHC, Ian C. Bonnet, Todd A. Borus, M.D. and J. David Luce resigned, and Mr. Bonnet resigned as Chief Executive Officer and President of the Company and from all other officers positions of the Company and its affiliates, in each case, effective as of the closing of the Merger, (ii) the size of the Company’s Board of Directors was decreased from 10 person to nine persons, effective as of the closing of the Merger, (iii) Hanif “Sonny” Roshan and Richard Hersperger were elected as directors of the Company, effective 10 days following the mailing of this Information Statement, and (iv) Mr. Roshan was appointed Chairman, which shall be an executive officer position at the Company and Mr. Hersperger was appointed Chief Executive Officer of the Company, effective as of the closing of the Merger.

Our by-laws provide that the number of persons on the board of directors shall be between three and fifteen persons, as determined by the board of directors. Prior to closing, our board of directors consisted of 10 members and following the closing of the Merger, the size of our board was reduced to nine members. All directors hold office until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected annually by, and serve at the discretion of, the board of directors. There are no familial relationships between or among any of our officers or directors.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

AND CONTROL PERSONS

Directors and Executive Officers

To the best of the Company’s knowledge, except as described in this filing, the two incoming directors (Messrs. Roshan and Hersperger) have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board of Directors and Executive Officers Prior to Closing of the Merger

The names of the Company’s officers and directors immediately prior to the closing of the Merger, as well as certain information about them, are set forth below:

Name	Age	Office
Charles C. Lucas III	53	Chairman of the Board of Directors
Ian C. Bonnet	45	Chief Executive Officer, President and Director
William P. Henry	49	Interim Chief Strategy Officer and Director
Roy E. Beauchamp	71	Director
Todd A. Borus, M.D.	42	Director
Marc A. Horowitz	56	Director
J. David Luce	54	Director
Ronald C. Oklewicz	68	Director
Varinder S. Rathore	44	Director
Mustafa Chagani	51	Director
William A. Marshall	63	Chief Financial Officer, Treasurer and Principal Accounting Officer

Effective on the closing of the Merger, Messrs. Bonnet, Borus and Luce resigned from the their positions as directors of AHC and all of its affiliated entities and Mr. Bonnet also resigned as Chief Executive Officer and President of the Company and from all other officer positions of the Company and all its affiliated entities.

Board of Directors and Executive Officers Following Closing of the Merger

Under the terms of the Merger Agreement, upon the closing of the Merger, the members of Board of Directors and the executive officers of AHC, and certain information about them, are set forth below:

Name	Age	Office
Hanif “Sonny” Roshan (1)	52	Chairman of the Board of Directors
Richard Hersperger (1)	56	Chief Executive Officer and Director
Charles C. Lucas III	53	Director
William P. Henry (2)	49	Director and Chief Operating Officer
Roy E. Beauchamp	71	Director
Marc A. Horowitz	56	Director
Ronald C. Oklewicz	68	Director
Varinder S. Rathore	44	Director
Mustafa Chagani	51	Director
William A. Marshall (3)	63	Chief Financial Officer, Treasurer and Principal Accounting Officer

(1)	The election of Messrs. Roshan and Hersperger as directors of the Company will be effective 10 days following the mailing of this Information Statement.

(2)	Mr. Henry, a director of AHC, has served as the Interim Chief Strategy Officer of AHC since July 2015. We had entered into an employment agreement with Mr. Henry concerning his employment with us. Effective with the closing of the Merger, Mr. Henry’s employment agreement, and his employment as the Interim Chief Strategy Officer of the Company, terminated. Further, at closing, Mr. Henry was appointed as Chief Operating Officer of the Company.
(3)	Effective upon closing, Mr. Marshall agreed to tender his resignation as Chief Financial Officer, Treasurer and Principal Accounting Officer upon the written request of the Board of Directors or an authorized officer of the Company made on or after February 1, 2016; provided that the Company may request that such resignation be deferred until a date no later than March 1, 2016 and that the Company shall provide ten (10) days prior written notice of the date on which such resignation is to take effect. Any subsequent extension of Mr. Marshall’s employment would be by mutual written consent.

Biographical Information

The principal occupations and brief summary of the background of each of our directors and executive officer following the Merger is as follows:

Hanif A. (“Sonny”) Roshan co-founded AEON in September 2011 and has served as its Chairman since that time. AEON provides toxicology and genetic laboratory testing services to physicians and medical clinics in 48 states. From January 2000 to August 2010, Mr. Roshan served as the Chief Executive Officer of Universal Medical Services, LLC. In 2008, Mr. Roshan founded a chain of retail primary care clinics. Mr. Roshan also co-founded Palms Recovery Corporation, a provider of treatment for addiction, alcoholism, and dual diagnosis. Mr. Roshan also served as the Chief Financial Officer of Aeon Foundation from August 2013 to January 2015.

Richard Hersperger has served as Chief Executive Officer of AEON since April 2015. Prior to joining AEON, Mr. Hersperger served as Chief Executive Officer of The Business Referral Network, a technology company that he founded focused on business to business relationship marketing. Prior to that, Mr. Hersperger was Chief Executive Officer of Stream Meeting, Inc. He also founded Prism Networks and co-founded First Watch, a regulatory and compliance company providing consulting services to healthcare clients in relation to their HIPAA and HIPAA HITECH-related issues including breach determination, breach mitigation and corporate compliance. Mr. Hersperger also co-founded and was Chief Executive Officer of Identity Theft Protection Inc., and served as the managing member of Energy U.S. LLC from September 2010 to April 2012 and was the Chief Executive Officer of Diversified Coal Corporation from April 2012 until March 2015.

Charles C. Lucas III joined our board of directors in December 2012 and was appointed as Chairman of the Board on May 1, 2014. He is currently the general counsel of Elevation LLC, a position he has held since January 2011. Elevation LLC is an institutional broker-dealer focused on macro-based research and agency execution. Prior to joining Elevation LLC, Mr. Lucas was a partner with The McAulay Firm, an executive search firm, from 1996 to December 2010. Prior to joining The McAulay Firm, Mr. Lucas engaged in the private practice of law with the firm of Robinson, Bradshaw & Hinson, P.A. Mr. Lucas received a Bachelor of Arts degree from the University of North Carolina and a Juris Doctor from the Duke University School of Law. Mr. Lucas is active in numerous civic and philanthropic organizations and since October 2004 has been a Trustee of The Duke Endowment and since 2008 has served on the Board of Visitors of Duke University School of Law. In addition, Mr. Lucas is a past and current member of the Board of Trustees of the University of North Carolina School of the Arts and has served as the Chairman of this Board since 2008. Mr. Lucas also currently serves as a member of the board of directors of VP Research, Inc. and DocuSmash, Inc., two privately held entities.

William P. Henry was elected to our board of directors in June 2015 and on July 23, 2015 was appointed as our interim chief strategy officer. Mr. Henry is a technology executive with over 25 years of experience in the telecommunications and software industries. From July 2012 through April 2015, Mr. Henry served as the Chief Executive Officer and a board member of Omnico Group, a multi-national point of sale technology provider.

Prior to that, from April 2010 to April 2012, Mr. Henry was the Chief Executive Officer of Masternaut Group, a privately held telematics and mobile workforce management technology company. Earlier, Mr. Henry served as the Chief Executive Officer of Tele Atlas, a global provider of digital maps and dynamic content used in navigation and location-based services and the Chief Operating Officer of iSOFT, plc, an international supplier of healthcare software applications. Mr. Henry earned an MBA from the Wharton School of Business and an undergraduate degree from the University of California at San Diego.

Roy E. Beauchamp was elected to our board of directors in November 2014 and is the President of Beauchamp and Associates, LLC, which was established in October 2007 and which provides consulting and advisory services on logistics, technology introduction, construction business opportunity development and organizational and leadership development. Gen. Beauchamp served in the United States Army for thirty-seven years, retiring as a Lieutenant General in 2002. In the course of his military career he served in a wide variety of senior positions involving technology management, production management, industrial base management, project management, contract management and logistics management. These positions included Commanding General - Defense Industrial Supply Center; Deputy Chief of Staff for Research, Development and Acquisition, Army Materiel Command; Commanding General, Tank-Automotive and Armaments Command; and Director of Logistics and Security Assistance, U.S. Central Command. His last assignment prior to retirement was Deputy Commanding General of the Army Materiel Command. Following his retirement, Gen. Beauchamp joined the Washington Group International, where he served as Senior Vice President for Domestic Operations in the Defense Business Unit from October 2002 until September 2005, as Program Director for the Katrina Program Management Office until September 2006, and as a Special Assistant to the Chief Operating Officer until June 2007. Gen. Beauchamp was responsible for developing and managing a portfolio that included Department of Defense infrastructure projects, Homeland Security projects and support to the Department of State and other government agencies. Presently, Gen. Beauchamp is the Chairman of BDD, LLC, a service disabled veteran owned business and an executive of a number of privately-held companies. Gen. Beauchamp received a Bachelor’s Degree from the University of Nebraska, a Master of Business Administration from the University of Dayton and an M.A. in Public Administration from Central Michigan University.

Marc A. Horowitz was elected to our board of directors in December 2014. Mr. Horowitz is an entrepreneur in the healthcare information technology market with over 25 years of leadership and experience. In January 2015, Mr. Horowitz was appointed as Executive Vice President of Invidasys, a cloud based provider of technology to the health insurance sector. Most recently, from February 2009 until January 2015, Mr. Horowitz served as Senior Vice President of Health Language, Inc., now part of Wolters Kluwer, which provides users with the platform to manage standard and enhanced clinical terminologies on an enterprise scale. In 1997, Mr. Horowitz was a co-founder of Health Language and acted in various executive leadership roles through 2004 and again upon rejoining Health Language in February 2009. From 2004 to 2009, Mr. Horowitz was the Group Business Development Director of iSOFT, plc, now part of CSC, an international supplier of healthcare software applications. Mr. Horowitz has also held a number of other leadership, business development and marketing positions in the healthcare information technology sector. In December 2014, he completed serving two consecutive terms as the Chairman of the Affiliate Forum of the International Health Terminology Standards Development Organization, a multi-national not-for-profit organization that works to develop standards for health systems. The Affiliate Forum brings together users of SNOMED CT (Systematized Nomenclature of Medicine—Clinical Terms) to advise and support the IHTSDO.

Ronald C. Oklewicz was elected to our board of directors in January 2016 and is currently the managing member of iRoar Partners, where he is focused on helping businesses in the federal medical sector reach their full potential by assisting them with strategic and business development. Before founding iRoar in 2001, Mr. Oklewicz was the President of a Carnegie Mellon University spinout, which provides web-centric, knowledge-based maintenance solutions for the Department of Defense, and served as the CEO, COO, and President of TelePad Corporation, a developer and manufacturer of advanced wireless mobile computers and software solutions. Mr. Oklewicz’s career in the information technology industry spans over 30 years and he has also held senior positions at Apple Computer, Inc., the Wollongong Group, and Xerox Corporation, focusing on sales and marketing and particularly to government and national account contracts. Mr. Oklewicz, age 68, earned a B.A. from California University of Pennsylvania and completed the Strategic Marketing Management Program at the Stanford University Graduate School of Business.

Dr. Varinder S. Rathore was elected to our board of directors in January 2016 and is practicing Psychiatrist and has acted as Chief Medical Officer of Vitality Physicians Group Practice, P.C. since February 2013, and provides mental health and medical services to the patient population of the organization. Prior to that, from 2008 to January 2013, he practiced at the Albert Einstein Medical Center and was an Assistant Professor in the Department of Psychiatry. Dr. Rathore graduated with a degree in Biology from New York University and received his Medical Degree from St. George’s University School of Medicine. Dr. Rathore is double board certified in General Psychiatry and Addiction Psychiatry.

Mustafa Chagani was elected to our board of directors in January 2016 and is currently the CEO of Texas International Institute of Health Professions (dba) Vcare Community Clinics, a not-for-profit community based organization focused on providing equitable access to healthcare professions, health services to uninsured persons and economic development matters. Mr. Chagani has served in this capacity since January 2014. Prior to that, from January 2011 to October 2013, Mr. Chagani was the General Manager of the Ibn Sina Foundation and Community Medical Center, a not-for-profit organization that provides uninsured, underprivileged and underserved immigrant population of Houston reduced cost healthcare. Mr. Chagani’s professional career in the healthcare industry spans over twenty years. From July 2007 to June 2010, he held various positions at the Dow University of Health Sciences in Karachi, Pakistan, including the Director of Professional and Ancillary Services and the Project Director of the General Medical Hospital. He also previously held leadership positions at the Aga Khan University of Health Sciences. Mr. Chagani received a M.B.B.S. from the Sind Medical College in Karachi, Pakistan and a Higher Diploma in Hospital and Health Service Administration, from the South Bank University London, U.K.

William A. Marshall joined Authentidate Holding Corp. as Chief Financial Officer and Treasurer in February 2006. Mr. Marshall has more than 30 years of experience as a Chief Financial Officer, audit partner and senior management advisor. Most recently, he served as Chief Financial Officer and Treasurer for NEON Communications, Inc., a former publicly traded provider of optical networking solutions, from 2001 to January 2005, when the company was acquired. From September 1999 to September 2001, he was Chief Financial Officer and Treasurer for Vitts Networks, Inc., a provider of high-speed Internet communications. From 1995 to September 1999, he served as Chief Financial Officer and Treasurer for Viisage Technology, Inc., a software technology company where he led the company’s initial public offering in 1996. From 1987 to 1994, Mr. Marshall was a Partner at KPMG LLP where he provided audit, accounting, financial and SEC reporting, business advisory, public offering and merger and acquisition services for a variety of growing middle market companies. Prior to 1987, Mr. Marshall held various positions in audit and business advisory services at KPMG LLP. Mr. Marshall has a B.S. in Accounting from Elizabethtown College in Pennsylvania and is a Certified Public Accountant. It is expected that Mr. Marshall will be resigning as Chief Financial Officer within 60 days following the closing of the transaction with AEON.

Meetings of the Board of Directors; Independence

During the fiscal year ended June 30, 2015, our board of directors met on 18 occasions and acted on written consent on two occasions. No member of the board of directors other than Dr. Borus attended less than 75% of the aggregate number of (i) the total number of meetings of the board of directors or (ii) the total number of meetings held by all committees of the board of directors during the fiscal year ended June 30, 2015. Our independent directors meet in executive sessions periodically during the course of the year. During the annual meeting of stockholders held on May 28, 2015, all of our then serving directors were present.

Following completion of the transaction with AEON, each of Messrs. Lucas, Horowitz, Beauchamp, Oklewicz, Rathore and Chagani qualify as independent directors, as defined in the Marketplace Rules of The NASDAQ

Stock Market, and the Board will be comprised of nine persons (the election of Messrs. Roshan and Hersperger to be effective 10 days following the filing with the SEC and mailing of this Information Statement). However, while Mr. Beauchamp is and has been an independent director of Authentidate, in the future he may not be considered independent due to his limited agency agreement with AEON, pursuant to which he represents AEON to potential customers for the products and services provided by AEON. This agreement provides for compensation of five thousand dollars ($5,000) per month and 5% of the selling price of products and services to customers introduced directly to AEON by Mr. Beauchamp. The agreement also provides for payment of 2.5% of the selling price of products and services to customers introduced to AEON indirectly through an intermediary party. The agreement is for a term of one year, which commenced August 10, 2015, and may be extended by either party upon prior notice to the other party, unless such other party objects to such extension. The agreement also provides for Mr. Beauchamp to serve on a Board of Advisors for AEON. None of Messrs. Roshan, Hersperger or Henry will qualify as independent directors due to the fact that they are executive officers.

Committees of the Board of Directors

The board of directors presently has four committees:

•	Audit Committee;

•	Management Resources and Compensation Committee;

•	Nominating and Corporate Governance Committee; and

•	Strategy and Risk Analysis Committee

Audit Committee. Prior to the completion of the Merger, the members of the Audit Committee were Marc A. Horowitz, Charles C. Lucas and Roy E. Beauchamp. Mr. Horowitz currently serves as chairman of this committee. Following the closing of the Merger, Mr. Beauchamp resigned from service on the Audit Committee in light of his agreement with AEON. Each of the individuals that currently serve on the Audit Committee is an independent member of our board of directors. In addition, the board of directors has determined that the members of the Audit Committee that served during fiscal 2015 and at present meet the additional independence criteria required for audit committee membership set forth in Rule 10 A-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

The Audit Committee acts to: (i) acquire a complete understanding of our audit functions; (ii) review with management the finances, financial condition and our interim financial statements; (iii) review with our independent auditors the year-end financial statements; and (iv) review implementation with the independent auditors and management any action recommended by the independent auditors. Our board of directors adopted a Restated and Amended Charter governing the activities of the Audit Committee, which is available on our corporate website at www.authentidate.com under the following tabs: “about us – corporate governance – Board Committees – Audit”. During the fiscal year ended June 30, 2015, the Audit Committee met on four occasions.

Audit Committee Financial Expert. Our board of directors has determined that Audit Committee member Charles C. Lucas is our audit committee financial expert, as defined under applicable SEC regulations, and is an independent member of our board.

Management Resources and Compensation Committee. Prior to the completion of the Merger, the members of the Management Resources and Compensation Committee were Charles C. Lucas, Roy E. Beauchamp and Todd A. Borus. However, Mr. Borus resigned from the Board of Directors effective as of the closing of the Merger and Mr. Beauchamp resigned from service on this committee in light of his agreement with AEON. Mr. Lucas serves as chairman of this committee. The functions of this committee include administration of our stock option programs and the negotiation and review of all employment agreements of our executive officers. During the fiscal year ended June 30, 2015, this committee held six meetings and acted on written consent on one occasion. The Management Resources and Compensation Committee has authority to select, engage, compensate and terminate independent compensation consultants, legal counsel and such other advisors as it deems necessary and advisable to assist it in carrying out its responsibilities and functions. The Management Resources and Compensation Committee is governed by a written charter approved by our board of directors which is available on our corporate web site at www.authentidate.com under the following tabs: “about us—corporate governance—Board Committees—Management Resources and Compensation”.

Nominating and Corporate Governance Committee.

Prior to the completion of the Merger, the members of the Nominating and Corporate Governance Committee were Charles C. Lucas, Roy E. Beauchamp and Todd A. Borus. However, Mr. Borus resigned from the Board of Directors effective as of the closing of the Merger. The members of this committee are currently Charles C. Lucas and Roy E. Beauchamp, each of whom is currently an independent member of our board of directors. Mr. Lucas currently serves as the chairman of this committee. Our board of directors has adopted a charter governing the activities of the Nominating and Corporate Governance Committee, which may be viewed online on our web site at www.authentidate.com under the following tabs: “about us—corporate governance—Board Committees—Nominating and Corporate Governance”. Pursuant to its charter, this committee’s tasks include reviewing and recommending to the board issues relating to the board’s composition and structure; establishing criteria for membership and evaluating corporate policies relating to the recruitment of board members; implementing and monitoring policies regarding principles of corporate governance in order to ensure the board’s compliance with its fiduciary duties to the company and its stockholders; and making recommendations regarding proposals submitted by stockholders. During the fiscal year ended June 30, 2015, this committee held four meetings.

Strategy and Risk Analysis Committee. The members of this committee are currently William P. Henry, Roy E. Beauchamp, Marc Horowitz and Charles C. Lucas. Mr. Henry currently serves as the chairman of this committee. On August 6, 2015, the board reconstituted the membership of this committee which was originally established in November 2014. Previously, the members of this committee were Jeffrey Beunier (chairman), J. David Luce and Roy E. Beauchamp. The purpose of this committee is to assist the board in monitoring the financial management of the company, assessing risks facing the company and reviewing strategic transactions that it may consider. The charter governing the activities of this committee may be viewed online on our web site at www.authentidate.com under the following tabs: “about us—corporate governance—Board Committees—Strategy-and-Risk-Analysis-Committee”. This committee has met on two occasions since its establishment.

Following completion of the Merger, the Board will reconstitute its various committees such that the composition of each of the Audit, Management Resources and Compensation and Nominating and Corporate Governance Committees would comply with the Listing Rules of The NASDAQ Stock Market.

Qualifications of Directors

The following table summarizes the specific experience, qualifications, attributes or skills of our directors that led our Nominating and Corporate Governance Committee to conclude that such person should serve as a director of Authentidate:

Directors	Relevant Experience and Qualifications
Sonny Roshan	Mr. Roshan founded AEON and serves as its Chairman. AEON provides toxicology and genetic laboratory testing services to physicians and medical clinics in 48 states.

Richard Hersperger	Richard Hersperger is the Chief Executive Officer of AEON and has extensive experience serving in the capacity of Chief Executive Officer. As Chief Executive Officer of AEON, Mr. Hersperger is responsible for the design, marketing, promotion, delivery, risk management and quality of all AEON healthcare programs and services provided to our clinicians and patients. As CEO of AEON, he ensures that policies and practices effectively support sound and safe patient care, and that the delivery of healthcare services provides the highest level of a positive experience to the clinicians and patients. He is also responsible for executing AEON’s vision and strategy to lead the company through its next phase of evolution that will be defined by best practice in the standard of care, latest and most innovated technology, and patient center care with a personalized medicine approach.

Charles C. Lucas	Significant business and legal experience, including his executive positions with Elevation LLC and The McAulay Firm. Significant experience in governance and leadership derived from his positions as a trustee of The Duke Endowment and service on the Board of Visitors of Duke University School of Law and the Board of Trustees of the University of North Carolina School of the Arts and current service as Chairman.

William P. Henry	Significant business, leadership and operations experience serving as a technology executive in the healthcare, telecommunications and software industries. Mr. Henry has extensive experience as the Chief Operating Officer of an international supplier of healthcare software applications and the Chief Executive Officer of a multi-national point of sale technology provider and a privately held telematics and mobile workforce management technology company.

Roy E. Beauchamp	Extensive leadership experience in the government and private business sectors having achieved the rank of Lieutenant General in the U.S. Army, which included his service in a number of leadership positions involving technology management, production management, industrial base management, project management, contract management and logistics management. These positions included Commanding General—Defense Industrial Supply Center and Director of Logistics and Security Assistance, U.S. Central Command. Mr. Beauchamp also possesses significant business leadership experience gained from his service as an executive with the Washington Group International and through his consulting and advisory business.

Marc A. Horowitz	Significant leadership and business experience in the healthcare information technology industry. Director executive business experience in the healthcare technology field was gained through role as a founder and executive of Health Language, Inc. and an executive with iSOFT, plc. His role as the Chairman of the Affiliate Forum of the International Health Terminology Standards Development Organization, a multi-national not-for-profit organization that works to develop standards for health systems, provides him with significant knowledge and experience concerning the healthcare information technology industry.

Directors	Relevant Experience and Qualifications

Ronald Oklewicz	Has extensive experience is the technology field, as applied to, among other industries, companies involved in the federal medical sector. As the managing member of iRoar Partners, he is focused on helping businesses in the federal medical sector reach their full potential by assisting them with strategic and business development.

Dr. Varinder Rathore	Dr. Rathore is a practicing Psychiatrist and has acted as Chief Medical Officer of Vitality Physicians Group Practice, P.C. since February 2013. As a practicing Psychiatrist, Dr, Rathore has significant and practical knowledge of the health care system, including billing related issues.

Mustafa Chagani	Mr. Chagani has extensive experience in the health care field and has been I the healthcare industry for over 20 years. He is currently Chief Executive Officer of Texas International Institute of Health Professions (dba) Vcare Community Clinics, a not-for-profit community based organization focused on providing equitable access to healthcare professions, health services to uninsured persons and economic development matters.

Corporate Governance

We maintain a corporate governance page on our corporate web site which includes important information about our corporate governance practices, including our Corporate Governance Principles, our Code of Ethics and Business Conduct, and charters for the committees of the board of directors. The corporate governance page can be found at www.authentidate.com, by clicking on “about us-corporate governance.”

Board Leadership Structure

Pursuant to our corporate governance policies, in the event the board elects to appoint the chief executive officer as the Chairman of the Board, the board shall also appoint an independent member of the board to serve as “Lead Director,” who shall be responsible for coordinating the activities of the other independent directors and to perform various other duties. We have appointed a director other than our chief executive officer to serve as our Chairman.

Board’s Role in Oversight of Risk

In November 2014, the company’s board of directors established the Strategy and Risk Analysis Committee to assist the board in assessing risks facing the company. With respect to risk management, this committee focuses on identifying and assessing the risks facing the company and reviewing with management the company’s funding requirements and capital planning. In addition, in managing the company’s overall risk exposure, the board of directors mitigates risks through discussing with management the appropriate level of risk for the company and evaluating the risk information received from management. These risks include financial, technological, competitive, and operational risks. Further, the Audit Committee receives updates from senior management and assesses risk in satisfaction of their risk management role in accordance with the Audit Committee charter. Our Audit Committee charter provides that the Audit Committee is responsible for monitoring material financial and operating risks of the company. On a quarterly basis, management reports to the Audit Committee regarding our various risk areas. In addition, each of the other committees of the board of directors considers risks within its area of responsibility.

Procedures for Determining Executive and Director Compensation

The Management Resources and Compensation Committee was formed to, among other things, assist our board of directors in the discharge of its responsibilities with respect to compensation of our executive officers and non-employee directors. In accordance with its charter, the compensation committee has authority to determine the amount, form and terms of compensation of our chief executive officer and other officers, and to take such action, and to direct us to take such action, as it deems necessary or advisable to compensate our chief executive officer and other officers in a manner consistent with its determinations, and shall deliberate and vote on all such actions outside the presence of our chief executive officer and other officers. The committee is responsible for reviewing, at least annually, the performance of our chief executive officer and other officers, including in light of any goals and objectives established for such performance, and, in light of such review, determining each officer’s compensation. In accordance with its charter, the committee also has authority to establish our general compensation policies and practices and to administer plans and arrangements established pursuant to such policies and practices. In addition, the committee has authority to administer our equity compensation programs, including without limitation to recommend the adoption of such plans, to recommend the reservation of shares of our common stock for issuance thereunder, to amend and interpret such plans and the awards and agreements issued pursuant thereto, and to make awards to eligible persons under the plans and determine the terms of such awards, including any such awards to our chief executive officer and other officers. With respect to non-employee director compensation, the committee reviews such compensation practices and policies and makes recommendations to our board of directors as to the amount, form and terms of non-employee director compensation.

The Management Resources and Compensation Committee did not retain outside consultants during the 2015 fiscal year to assist it in implementing these policies or making specific decisions relating to executive compensation. However, the committee does, from time to time, review general information regarding the compensation practices of other companies, including some that may compete with Authentidate for the services of its executives and employees and that information is a factor used by the committee in its decisions and in its general oversight of compensation practices. However, the committee does not use that information to generate specific compensation amounts or targets. Instead, in each compensation decision, the committee exercises its business judgment regarding the appropriateness of types and amounts of compensation in light of the value to the company of specific individuals.

With respect to fiscal 2015 compensation for our executives, the Management Resources and Compensation Committee took into account recommendations made by the Chairman of the Board and chief executive officer of Authentidate with respect to determinations of the types and amounts of compensation to be paid to the other executive officers and also discussed with the Chairman of the Board and the chief executive officer the types and amounts such individuals believed would be appropriate to pay each of them in light of the amounts being recommended for the other executives. Authentidate’s senior management generally applies a similar philosophy and similar policies to determine the compensation of officers and managers who are not executive officers and reports to the Management Resources and Compensation Committee regarding these matters.

Within the context of the overall objectives of our compensation program, we determined the specific amounts of compensation to be paid to each of our executives during fiscal 2015 based on a number of factors including: our understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities; our executives’ performance during the fiscal year in general and as measured against predetermined company and individual performance goals; the roles and responsibilities of our executives; the individual experience and skills of, and expected contributions from, our executives; the amounts of compensation being paid to our other executives; our executives’ historical compensation and performance at our company; and any contractual commitments we have made to our executives regarding compensation. Such information is reflected in the Summary Compensation Table under “Executive Compensation” below. With respect to the compensation payable to its new chief executive officer, the committee utilized generally available data in determining the components of the compensation package it agreed to in entering into its employment agreement with Mr. Bonnet. The company’s employment agreement included a cash base salary and equity incentive award designed to achieve the committee’s goals of retaining a new chief executive and tying additional benefits to performance goals.

Regarding the compensation of the company’s non-employee directors, in June 2011, the Management Resources and Compensation Committee, engaged Frederic W. Cook & Co., Inc., a nationally-recognized compensation consulting firm, to provide advice regarding the company’s non-employee director compensation policies and practices and present the committee with its assessment and recommendations. Following their assessment and taking their recommendations into account, the committee made a recommendation to our board of directors regarding a new equity incentive plan as well as modifications to the company’s then-current director compensation policy. In July 2011, our board of directors adopted the compensation policies recommended by the committee. No changes to these policies were made during the fiscal year ended June 30, 2015 and the committee did not engage any compensation consultant in fiscal 2015.

Evaluation of Board Candidates and Stockholder Nominees

Board candidates are considered based upon various criteria, such as their business and professional skills and experiences, concern for the long-term interests of the stockholders, whether the individual satisfies criteria for independence as may be required by applicable regulations and personal integrity and judgment. In addition, directors must have time available to devote to board activities and to enhance their knowledge of our industry. The board has not relied upon third-party search firms to identify board candidates; rather it relies on recommendations from a variety of business contacts, including current officers, directors and stockholders, as a source for potential board candidates. Although the company does not have a formal policy with regard to the consideration of diversity in identifying nominees, the Nominating and Corporate Governance Committee will consider whether the candidate assists in achieving a mix of members that represents a diversity of background and experience, including with respect to age, gender, international background, race and specialized experience. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to our company. Nominees for the board of directors should be committed to enhancing long-term stockholder value and must possess a high level of personal and professional ethics, sound business judgment and integrity. The Nominating and Corporate Governance Committee may from time to time review the appropriate skills and characteristics required of board members, including such factors as business experience, diversity, and personal skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective board of directors. In evaluating potential candidates for the board of directors, the Nominating and Corporate Governance Committee considers these factors in the light of the specific needs of the board of directors at that time. After completing its evaluation, the Nominating and Corporate Governance Committee recommends to the full board the persons who should be nominated for election and the board of directors determines the nominees after considering such recommendation.

Our policy with respect to stockholder nominees require that the Nominating and Corporate Governance Committee evaluate nominees recommended by stockholders in the same manner as it evaluates other nominees. The Nominating and Corporate Governance Committee’s policy is to consider suggestions for board membership submitted by stockholders in accordance with the following. Stockholders may nominate qualified director candidates for consideration by delivering notice to our corporate secretary at our principal executive offices in accordance with the provisions of our bylaws and the requirements of the rules of the SEC. The notice must contain certain prescribed information about the proponent and the nominee(s), including such information about the nominee(s) as would have been required to be included in a proxy statement filed pursuant to the rules of the SEC had such nominee been nominated by the board. The Nominating and Corporate Governance Committee reviews each candidate’s qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the board of directors. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the Nominating and Corporate Governance Committee would recommend the candidate for consideration by the full board of directors. The Nominating and Corporate Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Lazarus Board Agreement

Under the terms of the Board Nomination and Observer Agreement dated September 25, 2012 (the “Board Agreement”) between us and Lazarus Investment Partners, LLLP (“Lazarus Partners”), we granted Lazarus Partners the right to appoint either an observer to our board of directors or to nominate an individual for election to our board of directors. The agreement was amendment on several occasions to extend the initial exercise period to December 18, 2013. Under the Board Agreement, so long as Lazarus Partners owns at least 10% of our outstanding common stock, it has the right to designate one person to be nominated for election to the board, or in the alternative, if it owns at least 5% of our outstanding common stock, the right to designate an observer to attend all meetings of our board in a non-voting capacity for a period of two years. We agreed that if Lazarus Partners nominates an individual for election to our board, we shall promptly increase the size of the board, appoint such nominee as a member of the board and, subject to the terms of the Board Agreement, use our best efforts to include such nominee in the slate of nominees recommended for election as a director for three years from the effective date of this Board Agreement. In October 2013, Lazarus Investment Partners exercised its appointment right and nominated Mr. Jeffrey A. Beunier to our board. Our board subsequently increased its size to six members and elected Jeffrey A. Beunier to serve as a director on October 31, 2013. Mr. Beunier subsequently resigned from the board on July 1, 2015. On December 10, 2014, we entered into a new Board Nomination Agreement (the “2014 Board Agreement”) with Lazarus Partners and certain of its affiliates (the “Lazarus Group”). Pursuant to the 2014 Board Agreement, we granted the Lazarus Group the right to nominate a second individual for election to our board and agreed to promptly appoint such nominee as a member of the board. Pursuant to this agreement, the Lazarus Group designated Mr. Marc Horowitz and we elected him to our board of directors, effective immediately. Further, under the 2014 Board Agreement, we agreed to use our best efforts to include Mr. Horowitz in our slate of nominees recommended for election as a director during a three year designation period, as defined under the 2014 Board Agreement. The 2014 Board Agreement further provides that if a board vacancy occurs during the designation period solely because of the death, disability, disqualification, resignation or removal of their designee, the Lazarus Group shall be entitled to designate such person’s successor.

Communications with Board

Stockholders may contact the board of directors or a specified individual director by writing to the secretary of the company at Authentidate Holding Corp., Connell Corporate Center, 300 Connell Drive, Berkeley Heights, NJ 07922. Our corporate secretary will relay all such communications to the board of directors, or individual members, as appropriate.

Code of Ethics

On July 31, 2003, our board of directors approved the Code of Ethics and Business Conduct for our company. Our Code of Ethics and Business Conduct covers all our employees and Directors, including our chief executive officer and chief financial officer. During the fiscal year ended June 30, 2015, we did not waive any provisions of the Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct was filed as Exhibit 14 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2003. We have also posted our Code of Ethics and Business Conduct on our web site at http://www.authentidate.com, and may be found as follows:

•	From our main web page, first click on “About Us”

•	Then click on “Corporate Governance”

•	Next, under “Corporate Governance,” click on “Code of Ethics”

We will post any amendments to or waivers from our Code of Ethics and Business Conduct at that location.

Involvement in Certain Legal Proceedings.

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 190,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.10 par value per share, of which there were 5,772,256 shares of Common Stock outstanding as of the Record Date. We also have outstanding 28,000 shares of Series B Preferred Stock and 605,000 shares of Series D Preferred Stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

Our Board, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board may authorize the issuance of preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

We currently have issued and outstanding 28,000 shares of Series D Preferred stock and 605,000 shares of Series D Preferred Stock. Neither the Series B Preferred Stock nor the Series D Preferred Stock entitle the holder to voting rights with respect to the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were 5,772,256 shares of Common Stock outstanding. The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the Record Date, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table. Shares of common stock that may be acquired by an individual or group within 60 days of the Record Date, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

	Common Stock
Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership (++)		Percent of Class (#)
5% Stockholders Lazarus Investment Partners LLLP 3200 Cherry Creek South Drive, Suite 670 Denver, Colorado 80209	947,785	(1)	15.9%

Directors and Executive Officers Charles C. Lucas III c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	555	(2)	*

William P. Henry c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	0	(3)	*

Roy E. Beauchamp c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	0	(4)	*

Marc A. Horowitz c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	0	(5)	*

William A. Marshall c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	31,656	(6)	*

Varinder S. Rathore c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	4,261	(7)	*

	Common Stock
Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership (++)		Percent of Class (#)

Mustafa Chagani c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	2,222	(7)	*

Ronald C. Oklewicz c/o Authentidate Holding Corp. Connell Corporate Center 300 Connell Drive Berkeley Heights, NJ 07922	3,242	(7)	*

Hanif A. Roshan PeachState Health Management, d/b/a AEON Clinical Laboratories 2225 Centennial Drive Gainesville, GA 30504	335,311	(8)	5.8%

Richard Hersperger PeachState Health Management, d/b/a AEON Clinical Laboratories 2225 Centennial Drive Gainesville, GA 30504	38,321	(8)	*

All current directors and executive officers as a group(2)(3)(4)(5)(6)(7)(8)	415,568		7.0%

++	Unless otherwise indicated below, each director, officer and 5% stockholder has sole voting and sole investment power with respect to all shares that it beneficially owns.
#	Based on the number of shares of common stock outstanding as of the Record Date.
*	Represents less than 1% of the issued and outstanding shares of common stock as of the Record Date.
(1)	Based on Schedule 13D/A filed by the listed stockholder on December 17, 2015. The securities reported on this table as beneficially owned by Lazarus Management Company, LLC (“Lazarus Management”) are held by or for the benefit of Lazarus Investment Partners LLLP (“Lazarus Partners”). Includes 204,679 shares of common stock which may be issued upon conversion of 200,000 shares of Series D preferred stock. Also includes 833 shares of common stock beneficially owned by Lazarus Macro Micro Partners LLLP; Lazarus Investment Partners LLLP holds no interest in these securities and Lazarus Management Company LLC and Justin B. Borus disclaims beneficial ownership except to the extent of their pecuniary interest therein. Excludes 692,626 shares issuable upon exercise of warrants which are subject to restrictions on exercise pursuant to a lockup agreement entered into between the stockholder and the Company. Excludes 111,111 warrants issued December 15, 2015 which warrants are exercisable on the first business day following the twelve-month anniversary of the issue date, provided that if the Company consummates the initial closing of the transaction with AEON, then the initial exercise date will be the 3-year anniversary of the closing. Lazarus Management, as the investment adviser and general partner of Lazarus Partners, and Justin B. Borus, as the managing member of Lazarus Management, may be deemed to beneficially own the securities held by Lazarus Partners for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, insofar as they may be deemed to have the power to direct the voting or disposition of those securities. Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that Lazarus Management or Mr. Borus is, for any other purpose, the beneficial owner of any of the securities, and each of Lazarus Management and Mr. Borus disclaims beneficial ownership as to the securities, except to the extent of his or its pecuniary interests therein.

(2)	Excludes vested options to purchase 92,557 shares of common stock which are subject to restrictions on exercise pursuant to a lockup agreement entered into between the stockholder and the Company.
(3)	Excludes options to purchase 113,062 shares of common stock which are subject to restrictions on exercise pursuant to a lockup agreement entered into between the stockholder and the Company. Of this amount options to purchase 55,555 shares of common stock are not exercisable until the company obtains the approval of its stockholders to increase the number of shares of common stock available for issuance pursuant to awards granted under the 2011 Omnibus Equity Compensation Plan.
(4)	Excludes vested options to purchase 38,721 shares of common stock which are subject to restrictions on exercise pursuant to a lockup agreement entered into between the stockholder and the Company.
(5)	Excludes vested options to purchase 40,328 shares of common stock which are subject to restrictions on exercise pursuant to a lockup agreement entered into between the stockholder and the Company.
(6)	Excludes vested options to purchase 19,444 shares of common stock and warrants to purchase 25,019 shares of common stock which are subject to restrictions on exercise pursuant to a lockup agreement entered into between the stockholder and the Company. Includes 10,234 shares of common stock issuable upon conversion of 10,000 shares of Series D preferred stock. Excludes unvested options to purchase 7,944 shares of common stock and 12,835 restricted stock units which are subject to vesting requirements.
(7)	Includes vested options to purchase 2,222 shares of common stock.
(8)	Consists of shares of common stock issued at closing and excludes any subsequent issuances of common stock which may occur in accordance with the terms and conditions of the Merger Agreement.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid to our chief executive officer and our chief financial officer (the “Named Executive Officers”), during the fiscal years ended June 30, 2015 and 2014:

Summary of Executive Compensation(*)

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (2)	Stock Awards ($)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ian Bonnet,	2015	$100,128	$—	$195,000	$—	$—	$—	$—	$295,128
Chief Executive Officer and President (1)

O’Connell Benjamin,	2015	$129,200	$—	$—	$105,000	$—	$—	$—	$234,200
Former Chief Executive Officer and President (4) (5)	2014	$203,000	$—	$87,000	$169,500	$—	$—	$—	$459,500

William A. Marshall,	2015	$217,750	$—	$—	$—	$—	$—	$—	$217,750
Chief Financial Officer and Treasurer (4)	2014	$182,000	$—	$78,000	$—	$—	$—	$—	$260,000

(*)	Effective at the close of business on January 22, 2016, the Company completed a one-for-nine reverse stock split of its Common Stock. All common share, option and warrant amounts and related per share amounts in this table and footnotes have been restated accordingly.
(1)	On February 18, 2015, we entered into an employment arrangement with Mr. Bonnet. The agreement was for an initial term of six months and has been extended through September 18, 2015. Mr. Bonnet’s base salary is $275,000 per annum and he may receive a bonus in the discretion of the Management Resources and Compensation Committee. Mr. Bonnet was awarded 27,777 restricted stock units that vest as described below.
(2)	Our Named Executive Officers may receive a performance-based bonus of up to 50% of their base salary if certain performance targets are met, pursuant to their respective employment agreements with us. As of date hereof, no bonus amounts for fiscal 2015 have been determined or awarded. No bonus amounts were paid for fiscal 2014.
(3)	Reflects the grant date fair value of the options granted during the period that are expected to vest. Estimated value of stock options represents the expense as calculated in accordance with FASB Accounting Standards Codification Topic 718: Compensation—Stock Compensation. A discussion of the methods used to calculate these values may be found in Note 2 to our Consolidated Financial Statements contained elsewhere in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015.
(4)	On February 18, 2010 a compensation modification program was implemented. Pursuant to this program Mr. Benjamin and Mr. Marshall accepted a reduction in their current base salary to 85% of their base salary until such time as the company achieves cash flow breakeven, as defined. This continued through January 14, 2013. On January 15, 2013, a modification to the compensation modification program was implemented. Pursuant to this program, Mr. Benjamin and Mr. Marshall accepted a further reduction in their current base salary to 70% of their base salary until the earlier of (i) such time as the company achieves cash flow breakeven or (ii) January 14, 2014. In January 2014 these agreements were extended through January 15, 2015. In consideration of such agreements, Mr. Benjamin and Mr. Marshall received restricted stock units of the company’s common stock of 6,936 and 6,219 units, respectively, during fiscal 2013 and 7,379 units and 6,615 units, respectively, during fiscal 2014 which will vest as the company achieves cash flow breakeven. This program was not extended after January 15, 2015.
(5)	Mr. Benjamin is our former chief executive officer and president. His employment with the company ended February 18, 2015. On November 25, 2014, we had entered into an employment agreement with Mr. Benjamin. The agreement was effective as of such date and was for a term expiring on September 30, 2015. Mr. Benjamin’s base salary was $290,000 per annum. The employment agreement provided that Mr. Benjamin may receive a bonus of up to $75,000 in the event the company achieved cash flow breakeven, as defined in the employment agreement. Moreover, Mr. Benjamin was eligible to receive a one-time bonus of $150,000 if our common stock had a closing price at or above $27.00 for 15 consecutive trading days during our fiscal year ended June 30, 2015. In addition, he was eligible for an additional bonus in the discretion of the Management Resources and Compensation Committee. Such events did not transpire. Under this agreement, the Company granted Mr. Benjamin 33,333 stock options, with 22,222 options subject to performance-based vesting conditions, which did not occur. In connection with the termination of the company’s employment relationship with Mr. Benjamin in February 2015, the company has considered its severance obligations to him and the vesting and other post-termination provisions of certain of the unexercised stock options and other unvested stock options and unvested restricted stock units held by him as of the effective date of his separation from the company. As of the date hereof, the company has not reached a final resolution of this matter.

Discussion of Summary Compensation Table

A summary of certain material terms of our compensation plans and arrangements is set forth below. Each of the primary elements of our executive compensation is discussed in detail below. In the descriptions below, we highlight particular compensation objectives that we have designed our executive compensation program to address. However, it should be noted that we have designed the various elements of our compensation program to complement each other and thereby collectively serve all of our executive compensation objectives. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program, to a greater or lesser extent, serves each of our compensation objectives.

Base Salary

The base salaries payable to our named executive officers reflect the initial base salaries that we negotiated with them at the time of their initial employment or promotion and our subsequent adjustments to these amounts to reflect market increases, the growth and stage of development of our company, our executives’ performance and increased experience, any changes in our executives’ roles and responsibilities and other factors. Employment agreements which we have entered into with each our named executive officers of are summarized below.

As described in greater detail below under the caption “Executive Compensation—Employment Agreements with Named Executive Officers” on February 18, 2010, we entered into agreements with each of O’Connell Benjamin, our former chief executive officer and president, and William A. Marshall, our chief financial officer, to implement a compensation modification program approved by the Management Resources and Compensation Committee of the board of directors. Pursuant to these agreements, both our chief executive officer and chief financial officer agreed to accept a reduction in their base salary to 85% of their current base salary until such time as we achieve “Cash Flow Breakeven”, as defined in such agreements. In consideration for their agreement to accept a reduction in their base salary, we granted such officers options to purchase such number of shares of common stock as is equal to 15% of their base salary. Accordingly, we granted our former chief executive officer 2,416 options and granted our chief financial officer 2,166 options. The options were granted under the our 2000 Employee Stock Option Plan, are exercisable for a period of ten (10) years at a per share exercise price of $18.18 and shall only vest and become exercisable upon either the date determined that we achieve “cash flow breakeven” or in the event of a termination of employment either without “cause” or for “good reason”, as such terms are defined in the employment agreements previously entered into between us and our former chief executive officer and chief financial officer. This arrangement was continued in 2011 and 2012. In consideration of their agreement to extend the modification program, on February 4, 2011, we granted Messrs. Benjamin and Marshall new options under our 2010 Employee Stock Option Plan, which are exercisable at $7.92 per share and on June 21, 2012, we granted our former chief executive officer 4,027 options and granted our chief financial officer 3,611 options exercisable at $11.70 per share. In addition, we also amended the vesting for the options granted in February 2010 and 2011 to provided that the measurement period to determine whether the vesting criteria of achieving “Cash Flow Breakeven” has been satisfied shall expire at the end of the fiscal quarter ending September 30, 2013.

On January 15, 2013, we entered into agreements with each of our former chief executive officer and chief financial officer to continue this compensation modification program and both officers agreed to a further reduction in their base salary to 70% of their original base salary commencing January 16, 2013 and continuing until the earlier of (i) such time as the company achieves “cash flow breakeven” or (ii) January 15, 2014. In consideration for these agreements, we granted Messrs. Benjamin and Marshall restricted stock units under our 2011 Omnibus Equity Incentive Plan based on (i) 15% of their base salary for the period commencing January 16, 2013 through September 30, 2013 attributable to the incremental 15% reduction in base salary through the expiration date of the prior salary reduction program; plus (ii) 30% of their base salary for the period commencing October 1, 2013 through January 15, 2014. The number of restricted stock units granted was determined by dividing the total amount of base salary that is reduced pursuant to the new modification agreements by the closing price of our common stock on the date of grant. Based on the foregoing, we granted our former chief executive officer 6,936 restricted stock units and our chief financial officer 6,219 restricted stock units. Effective January 15, 2014 we extended this program until the earlier of (i) such time as the company achieves “cash flow breakeven” or (ii) January 15, 2015. At this time, we granted our former chief executive officer 7,379 restricted stock units and our chief financial officer 6,615 restricted stock units. The restricted stock units shall only vest upon either the date determined that the company achieves cash flow breakeven, as defined above, or in the event of a termination of employment either without “cause” or for “good reason”, as such terms were defined in the employment agreements we previously entered with each such officer. In addition, in January 2013, we also amended the vesting for the options granted in February 2010 and 2011 and June 2012 to our employees, including executive officers, to eliminate the specific measurement period to determine whether the vesting criteria of achieving “cash flow breakeven performance” has been satisfied. This program was not extended after January 15, 2015.

In February 2015, Mr. Benjamin’s employment with the company terminated and we hired Ian C. Bonnet as our new chief executive officer and president. Pursuant to our employment agreement with Mr. Bonnet, we agreed to pay him a base salary of $275,000 per annum, based on our determination as to the salary level necessary to retain Mr. Bonnet as our new chief executive.

Equity Compensation.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over three years, beginning with one-third vesting one year after the date of grant with the balance then vesting in equal monthly installments over the following two year period. Such vesting is intended as an incentive to such executive officers to remain with us and to provide a long-term incentive. However, we have also sought to base vesting of options on overall corporate performance. For example, as discussed above, the options granted to our named executive officers in connection with the compensation modification agreements they entered into with us in February 2010, February 2011 and June 21, 2012 and the restricted stock units awarded in January 2013 and January 2014, will vest either on the date determined that we achieve Cash Flow Breakeven or in the event of a termination of employment either without “cause” or for “good reason”, as such terms are defined in their employment agreements with us.

Options are generally exercisable for a limited period of time after termination of employment (other than termination for cause) if vested, subject to certain rights that were negotiated in connection with the employment agreements we entered into with our named executive officers. We do not require that any portion of the shares acquired be held until retirement, we do not have a policy prohibiting a director or executive officer from hedging the economic risks of his or her stock ownership and we do not have any minimum stock ownership requirements for executive officers. Stock options have been granted pursuant to our 2000 Employees Stock Option Plan (the “2000 Plan”), our 2010 Employee Stock Option Plan (the “2010 Plan”), and our 2011 Omnibus Equity Incentive Plan (the “2011 Plan”). See “Payments Upon Termination or Change-in-Control” for a discussion of the change-in-control provisions related to stock awards. The exercise price of each stock option granted under our equity compensation plans is based on the fair market value of our common stock on the grant date and the Management Resources and Compensation Committee may set the exercise price of the options granted to our named executive officers at a price equal to or greater than the fair market value in order to reinforce the incentive nature of the award. Options granted in fiscal 2015 have an exercise price equal to the market price on the grant date, which was considered appropriate by the Management Resources and Compensation Committee based on the market price of our common stock.

As described in greater detail below, during our 2015 fiscal year, we granted 27,777 restricted stock units to our new chief executive officer in connection with his employment agreement. Further, we also granted 33,333 stock options to Mr. Benjamin in connection with the employment agreement we entered into with him in November 2014, the details of which are also described below.

Employment Agreements with Named Executive Officers

The following are summaries of the employment agreements with our named executive officers. The agreements provide the general framework and some of the specific terms for the compensation of the named executive officers. See “Payments Upon Termination or Change-in-Control” below for a discussion of payments due to our named executive officers upon the termination of his employment or a change-in-control of our company.

Ian C. Bonnet

We entered into an employment letter dated February 18, 2015 (the “Employment Letter”) with Ian C. Bonnet, our new president and chief executive officer, which discusses the terms of his employment. The Employment Letter provided that Mr. Bonnet’s employment commences on February 18, 2015 (the “Start Date”) and expired on the six month anniversary of the Start Date. As described below under the caption “Material Board and Compensation Committee Actions After Fiscal 2015”, on September 30, 2015 we entered into a new employment agreement with Mr. Bonnet. The initial Employment Letter with Mr. Bonnet provided for the following compensation terms:

•	Base Salary and Bonus. Mr. Bonnet received an annual base salary payable at the rate of $275,000 per year with a bonus potential as determined by the Management Resources and Compensation Committee of the board in its sole discretion and based upon achievement of performance conditions.

•	Initial Equity Grant. Mr. Bonnet was granted an initial equity award under our 2011 Omnibus Equity Incentive Plan (the “2011 Plan”) consisting of 27,777 restricted stock units (the “Initial RSUs”) which vested as follows: (i) 16,667 shares covered by the Initial RSUs vested on the start date and (ii) 11,111 shares covered by the Initial RSUs shall vest on the six month anniversary of the start date, provided that the following conditions have occurred: (A) Mr. Bonnet shall continuously remain in our employment during the initial term, (B) he shall have entered into a new employment agreement (or an amendment to the original agreement) no later than the six month anniversary of the Start Date which shall provide for an employment term of at least twelve (12) months, and (C) he shall have submitted a restructuring plan which has been approved by the board for implementation. The Employment Letter also provided that if within 90 days of a change in control, as such term is defined in the 2011 Plan, Mr. Bonnet’s employment is terminated or his title, position or responsibilities is materially reduced and he terminates his employment, then all of the shares subject to the Initial RSUs shall be deemed fully vested on the termination date.

•	Severance Terms. If we terminate Mr. Bonnet’s employment without cause or if Mr. Bonnet resigns for “good reason” (each as defined in the Employment Letter), we will pay him severance benefits including, among other things, (i) the accrued compensation and (ii) subject to (A) his ongoing compliance with the employee assignment and confidentiality agreement we entered into with him, (B) his execution of a general release in favor of the company, and (C) resignation from the board (and any committees thereof), a severance payment of an amount equal to 33.3% of the base salary payable to him during the initial six month term of the Employment Letter.

•	Other Benefits and Terms. We will reimburse Mr. Bonnet for reasonable temporary living expenses incurred during the initial six month term of the Employment Letter in addition to other reasonable business-related expenditures. Mr. Bonnet has entered into the company’s standard form of Employee Invention Assignment and Confidentiality Agreement.

William A. Marshall

Mr. Marshall, our chief financial officer and treasurer entered into an at-will employment agreement with us effective as of February 15, 2006. The following is a summary of Mr. Marshall’s employment agreement:

•	Annual base salary of $260,000.

•

Annual bonus targeted at 50% of base salary, in the discretion of the board, or if the board so designates, the Management Resources and Compensation Committee of the board, based on the annual performance of the company, except that the bonus for the fiscal year ending June 30, 2006 was guaranteed, pro rata, from the date his employment commenced. Mr. Marshall was also provided with an allowance of $75,000 for reimbursement of temporary living and relocation expenses and will be covered by health and similar benefits made available to the company’s senior management.

•	Grant of options to purchase 16,667 shares of the our common stock at an exercise price of $81.00, which options vest as follows: 5,555 shares vest on the one-year anniversary of the date of grant and the balance of 11,111 options shall vest monthly, as long as Mr. Marshall continues to be an employee of the company, in equal amounts over the subsequent 24 months.

•	Mr. Marshall will be entitled to a severance payment of 12 months in accordance with the terms of his employment agreement.

•	With respect to the options granted to Mr. Marshall, in the event his employment is terminated by the company without “cause” or by him for “good reason,” then all options granted to him shall become immediately fully vested and the exercise period in which he may exercise such options shall be extended to the duration of the original term of the option. In the event Mr. Marshall’s employment is terminated by Authentidate for “cause,” then all options granted and not exercised as of the termination date shall terminate immediately and be null and void. In the event that Mr. Marshall terminates his employment other than for “good reason,” then the options, to the extent vested as of the termination date, shall remain exercisable in accordance with their terms for a period of three months following the termination date, but in no event after the expiration of the exercise period.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the first anniversary of the date of cessation of Mr. Marshall’s employment.

O’Connell Benjamin

On February 18, 2015, Mr. Benjamin’s employment as our president and chief executive officer terminated. On November 25, 2014, we had entered into a new employment agreement with Mr. Benjamin pursuant to which we continued his employment until September 30, 2015, unless sooner terminated as provided in the agreement. The following is a summary description of the terms of the 2014 employment agreement (the “2014 Employment Agreement”). Under the 2014 Employment Agreement, Mr. Benjamin’s base salary was $290,000 per annum, subject to the impact of the compensation modification agreement dated January 15, 2014, as described above. The 2014 Employment Agreement provided for cash-based bonus awards if we achieve certain performance goals. Mr. Benjamin was eligible to receive a bonus of up to $75,000 in cash if we achieved cashflow breakeven and a one-time bonus of $150,000 if our common stock has a closing price at or above $27.00 per share for 15 consecutive trading days during our fiscal year ending June 30, 2015. In addition, Mr. Benjamin was eligible for additional bonuses in the discretion of the Management Resources and Compensation Committee. No bonuses were earned prior to the termination of his employment. Mr. Benjamin was also granted options to purchase a maximum of 33,333 shares of the company’s common stock at an exercise price equal to the fair market value of the common stock on the date of execution of the employment agreement. Of the options awarded, options to purchase 11,111 shares were immediately vested and 22,222 options, which were subject to performance-based vesting requirements, did not vest prior to the termination of his employment. The 2014 Employment Agreement also provided for benefits and payments in the event Mr. Benjamin’s employment was terminated by us without “cause”, by Mr. Benjamin for “good reasons” or due to disability. See the discussion under the caption “Payments Upon Termination or Change in Control—O’Connell Benjamin” for additional information concerning the termination of Mr. Benjamin’s employment. The 2014 Employment Agreement contains confidentiality obligations that survive termination and non-solicitation and non-competition obligations that end on the first anniversary of the date of cessation of Mr. Benjamin’s employment.

Material Board and Compensation Committee Actions After Fiscal 2015

William P. Henry

On July 23, 2015, we appointed William P. Henry, a member of the board of directors, to serve as our interim chief strategy officer. On August 24, 2015, we entered into an employment agreement with Mr. Henry, the effectiveness of which is retroactive to July 23, 2015. The employment agreement provides that Mr. Henry shall serve as our interim chief strategy officer on an at-will basis.

•	Salary and Bonus. Mr. Henry will be entitled to receive a base salary of payable at the rate of $250,000 per year, which will be payable upon the expiration of the term of the Employment Letter. In addition, Mr. Henry will be entitled to a bonus of $200,000 in the event we complete a transaction resulting in a “change in control” during the term of the employment agreement or within 150 days thereafter.

•	Equity Grants. Pursuant to the employment agreement, Mr. Henry was granted an initial equity award under our 2011 Omnibus Equity Incentive Plan (the “Plan”) of 52,777 stock options (the “Initial Options”). The Initial Options vest and are exercisable immediately and are exercisable for a period of ten years, subject to the terms of the Plan and the stock option agreement evidencing such award. The exercise price of the Initial Options is $2.25 per share, and was at a premium above the closing price of the company’s common stock on August 24, 2015, the date of execution of the employment agreement, which was $1.08 per share. In addition, the employment agreement provides that commencing on the date of execution of the agreement (the “Measurement Date”), Mr. Henry will be eligible to receive grants of additional stock options under the Plan based on the duration of the term of the employment agreement. Under this arrangement, commencing on the Measurement Date, Mr. Henry shall be granted one or more additional awards of 13,888 stock options under the Plan for each thirty (30) day period thereafter while the agreement remains in effect (the “Additional Options”). Awards of Additional Options shall be granted on (i) the Measurement Date and (ii) each monthly anniversary thereafter during the term of the agreement. Each grant of Additional Options shall vest on the thirty (30) day anniversary date following the date on which such award was granted. Further, each award of Additional Options is exercisable immediately upon the approval of the Company’s shareholders of an amendment to the Plan to increase the number of shares of Common Stock available for awards to be issued thereunder. The exercise price of each grant of Additional Options shall be equal to the greater of $2.25 per share or “Fair Market Value” as determined under the Plan, and, to the extent exercisable, such Additional Options shall be exercisable for a term of ten years.

•	Other Benefits and Terms. We will reimburse Mr. Henry for reasonable business-related expenditures. Mr. Henry has also entered into the company’s standard form of Employee Invention Assignment and Confidentiality Agreement. If Mr. Henry’s employment is terminated for any reason, we shall pay him all accrued compensation due and owing to him and he is not entitled to any severance or other benefits following any termination of his employment with the company except that if his employment is terminated for any reason other than cause (as defined in the employment agreement), any unvested option awards granted under the agreement shall automatically vest and the exercise period of the options granted under the agreement shall be extended to the duration of their original term. Further, Mr. Henry, who also serves as a member of the company’s board of directors, will not receive remuneration for serving as a director while he is also serving as interim chief strategy officer.

New Employment Letter with Ian C. Bonnet

On September 28, 2015, we entered into a new employment agreement (the “New Employment Letter”) with Mr. Bonnet which sets forth the terms of his continued employment as our president and chief executive officer. The New Employment Letter provides that Mr. Bonnet shall serve in such capacities on an at-will basis on the following terms and conditions.

Base Salary and Bonus. Mr. Bonnet will continue to receive an annual base salary of payable at the rate of $275,000 per year. Mr. Bonnet’s bonus potential will be determined by the Management Resources and Compensation Committee of the board in its sole discretion and based upon its assessment of the company’s achievement of performance conditions.

Other Benefits and Terms. We will continue to reimburse Mr. Bonnet for reasonable temporary living expenses in additional to other reasonable business-related expenditures. Further, we will provide him with standard group health and other insurance benefits generally available to senior management and agreed to evaluate additional lines of insurance which may be appropriate, including key man life insurance and accidental death and dismemberment insurance. Mr. Bonnet also agreed that he remains subject to the terms and condition of the standard form of Employee Invention Assignment and Confidentiality Agreement, which was executed in connection with his original employment letter.

Equity Grants. We granted Mr. Bonnet an award of 33,333 stock options under our 2011 Omnibus Equity Incentive Plan (the “2011 Plan”) pursuant to the New Employment Letter. These options are subject to time-based vesting requirements with 50% of the options vesting on the six month anniversary of the grant date and the remainder vesting on the twelve month anniversary of the grant date. The options are exercisable for a period of ten years at an exercise price of $2.70 per share and are subject to the terms of the 2011 Plan and the stock option agreement evidencing such award. The Management Resources and Compensation Committee also determined that the vesting conditions applicable to the 11,111 unvested restricted stock units granted to Mr. Bonnet pursuant to his original employment letter were satisfied.

Severance Terms. The New Employment Letter provides that we will make certain payments and provide benefits to Mr. Bonnet upon the termination of his employment. These terms and conditions are discussed below under the caption “Payments upon Termination or Change-in-Control—Ian C. Bonnet”.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at June 30, 2015 with respect to the Named Executive Officers.

Outstanding Equity Awards At Fiscal Year-End(*)

	Options Awards (1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ian Bonnet	—	—				11,111	(3)	19,000	—	—
O’Connell Benjamin (4)	2,777	—		81.00	08/23/15	6,936	(11)	41,204	—	—
	2,777	—		24.48	08/08/17	7,379	(11)	43,832	—	—
	5,555	—		22.50	12/05/17	—		—	—	—
	7,407	—	(5)	7.02	05/06/19	—		—	—	—
	—	2,416	(6)	18.18	02/18/20	—		—	—	—
	—	2,416	(7)	7.92	02/04/21	—		—	—	—
	8,333	—		20.52	04/14/21	—		—	—	—
	5,092	463	(8)	14.40	09/06/21	—		—	—	—
	—	4,027	(9)	11.70	06/21/22	—		—	—	—
	3,240	2,314	(10)	12.78	09/10/22	—		—	—	—
	11,111	22,222	(12)	8.01	09/30/23	—		—	—	—
	11,111	—	(13)	9.45	11/25/24	—		—	—	—
William A. Marshall	16,666	—		81.00	02/15/16	6,219	(11)	10,635	—	—
	2,777	—		24.48	08/08/17	6,615	(11)	11,313	—	—
	—	2,166	(6)	18.18	02/18/20	—		—	—	—
	—	2,166	(7)	7.92	02/04/21	—		—	—	—
	—	3,611	(9)	11.70	06/21/22	—		—	—	—

(*)	Effective at the close of business on January 22, 2016, the Company completed a one-for-nine reverse stock split of its Common Stock. All common share, option and warrant amounts and related per share amounts in this table and footnotes have been restated accordingly.
(1)	Stock option grants reported in the table above were granted under, and are subject to, our 2000, 2010 and 2011 Plans. The option expiration date shown above is the normal expiration date, and the last date that the options may be exercised. For each Named Executive Officer, the unexercisable options shown above are also unvested. Unvested shares are generally forfeited if the Named Executive Officer’s employment terminates, except to the extent otherwise provided in an employment agreement. For information regarding the effect on vesting of options on the death, disability or termination of employment of a Named Executive Officer or a change in control of our company, see “Payments Upon Termination or Change in Control” below. If a Named Executive Officer’s employment is terminated by us for cause, options (including the vested portion) are generally forfeited. The exercisable options shown above, and any unexercisable options shown above that subsequently become exercisable, will generally expire earlier than the normal expiration date if the Named Executive Officer’s employment terminates, except as otherwise specifically provided in the Named Executive Officer’s employment agreement. For a description of the material terms of the Named Executive Officer’s employment agreements, see “Employment Agreements with Named Executive Officers” above.
(2)	Effective January 17, 2007, we amended all of the outstanding options held by our employees solely to modify the expiration date to be ten years from the original grant date.
(3)	On February 18, 2015, Mr. Bonnet was granted 27,777 restricted stock units that vest as follows: (i) 16,666 restricted stock units vested on the start date and (ii) 111,111 restricted stock units shall vest on the six month anniversary of the start date, provided that the following conditions have occurred: (a) Mr. Bonnet shall continuously remain in our employment during the initial term, (b) he shall have entered into a new employment agreement (or an amendment to the original agreement) no later than the six month anniversary of the start date which shall provide for an employment term of at least twelve (12) months, and (c) he shall have submitted a restructuring plan for the company to the board which has been approved by the board for implementation. This table excludes the options granted to Mr. Bonnet pursuant to his September 2015 employment agreement.
(4)	Mr. Benjamin was our former chief executive officer and president. His employment with the company ended February 18, 2015. Although certain option awards in the table are shown as vested, in connection with the termination of the company’s employment relationship with Mr. Benjamin in February 2015, the company is presently considering its severance obligations to him including the vesting and other post-termination provisions of certain of the unexercised stock options and other unvested stock options and unvested restricted stock units held by him as of the effective date of his separation from the company. In connection with this review process, the company may seek to limit Mr. Benjamin’s entitlement to these benefits.

(5)	On May 6, 2009, Mr. Benjamin was granted 22,222 options. This option grant vests as follows: 7,407 options are subject to the time-based vesting requirements with 33.3% of such amount vesting on the one year anniversary of the grant date and the balance vesting in equal installments of 33.3% on each of the next two anniversaries of the grant date. The remaining shares covered by the option award were subject to performance-based vesting conditions and were forfeited since these vesting conditions were not met.
(6)	The options granted on February 18, 2010 were granted in conjunction with the implementation of a compensation modification program. Pursuant to this program Mr. Benjamin and Mr. Marshall accepted a reduction in their current base salary to 85% of their base salary until such time as the company achieves cash flow breakeven. The number of granted options was equal to 15% of their base salary (before the August 2012 one-for-two reverse stock split) and shall only vest and become exercisable upon either the date determined that the company achieves cash flow breakeven or in the event of a termination of employment either for “cause” or “good reason”.
(7)	The options granted on February 4, 2011 were granted in conjunction with the continuation of a compensation modification program. Pursuant to this program Mr. Benjamin and Mr. Marshall continued the reduction in their current base salary to 85% of their base salary until such time as the company achieves cash flow breakeven. The number of granted options was equal to 15% of their base salary (before the one-for-two reverse stock split) and shall only vest and become exercisable upon either the date determined that the company achieves cash flow breakeven or in the event of a termination of employment either for “cause” or “good reason”.
(8)	On September 9, 2011, Mr. Benjamin was granted 16,667 options. This option grant vests as follows: 5,555 options are subject to the time-based vesting requirements with 33,3% of such amount vesting on the one year anniversary of the grant date and the balance vesting in equal monthly installments thereafter. The remaining shares covered by the option award were subject to performance-based vesting conditions and were forfeited since these vesting conditions were not met.
(9)	The options granted on June 21, 2012, were granted in conjunction with the continuation of a compensation modification program. Pursuant to this program Mr. Benjamin and Mr. Marshall continued the reduction in their current base salary to 85% of their base salary until such time as the company achieves cash flow breakeven. The number of granted options was equal to 15% of their base salary for the period February 1, 2012 through September 30, 2013 (before the one-for-two reverse stock split) and shall only vest and become exercisable upon either the date determined that the company achieves cash flow breakeven or in the event of a termination of employment either for “cause” or “good reason”.
(10)	On September 10, 2012, Mr. Benjamin was granted 22,222 options. This option grant vests as follows: 5,555 options are subject to the time-based vesting requirements with 33.3% of such amount vesting on the one year anniversary of the grant date and the balance vesting in equal monthly installments thereafter. The remaining shares covered by the award were subject to performance-based vesting conditions and were forfeited since the conditions were not met.
(11)	Restricted stock units granted on January 15, 2013 and January 28, 2014, were granted in conjunction with the continuation of a compensation modification program. Pursuant to this program Mr. Benjamin and Mr. Marshall agreed to a further reduction in their current base salary to 70% of their base salary until the earlier of (i) such time as the company achieves cash flow breakeven or (ii) January 15, 2015 under the current agreements. The number of restricted stock units granted was based on the amount of the reduction in base salary and these units shall only vest and become exercisable upon either the date determined that the company achieves cash flow breakeven or in the event of a termination of employment either for “cause” or “good reason”.
(12)	On September 30, 2013, Mr. Benjamin was granted 66,667 options. This option grant vests as follows: 33,333 options are subject to the time based vesting requirements with 33.3% of such amounts vesting on the grant date and the balance vesting in equal installments of 111,111 shares on each of the one year and two year anniversaries of the grant date. The remaining shares covered by the award were subject to performance-based vesting conditions and were forfeited since these conditions were not met.
(13)	On November 25, 2014, Mr. Benjamin was granted 33,333 options. This option grant vests as follows: 111,111 options vested immediately and the remaining shares covered by the award were subject to performance-based vesting conditions and were forfeited since these conditions were not met.

Payments upon Termination or Change-in-Control

The discussion below reflects the estimated benefits that would be paid or accrue to each of the Named Executive Officers in the event of the following hypothetical scenarios:

•	termination without cause, or constructive (“good reason”) termination (including upon the occurrence of a change in control of a company);

•	termination for cause;

•	upon an executive’s disability; or

•	in the event of the executive’s death.

Ian C. Bonnet

Death or Disability. Pursuant to the Employment Letter and New Employment Letter, if Mr. Bonnet’s employment is terminated as a result of his death, Mr. Bonnet or his estate, as applicable, would receive any accrued but unpaid, base salary, bonus and expense reimbursement amounts through the date of his death. Under the New Employment Letter, if Mr. Bonnet’s employment is terminated as a result of disability, Mr. Bonnet would be entitled to the same payments and benefits as if his employment was terminated without cause.

Cause. The Employment Letter and New Employment Letter provide that if Mr. Bonnet’s employment is terminated for cause or he terminates his employment without good reason, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. In the event of termination for cause, all stock options that have not been exercised as of the date of termination for cause shall be deemed to have expired as of such date. In the event of termination without good reason, options vested as of the date of termination may be exercised for a limited period in accordance with the terms of the equity compensation plan under which such option was granted.

Without Cause or for Good Reason. Under the Employment Letter, if Mr. Bonnet’s employment is terminated without cause, or by Mr. Bonnet for good reason, we would be obligated to: (a) pay any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date of termination; and (b) pay a severance payment equal to 33.3% of his base salary in effect on the termination date. Under the New Employment Letter, if Mr. Bonnet’s employment was terminated by us without cause or by him for good reason, we shall pay him (i) the accrued compensation, (ii) a severance payment of an amount equal to three (3) months of base salary; and (iii) continued participation in the health and welfare plans (or comparable plans) provided by us for a period equal to the shorter of six months from the date of termination or, until he is eligible for comparable coverage with a subsequent employer. The severance and continuation of benefits are subject to his ongoing compliance with the Employee Assignment and Confidentiality Agreement, execution of a general release and resignation from the board. Further, under the New Employment Letter, if we terminate his employment without cause, he resigns for good reason, or termination is due to his death or disability, then any unvested options shall immediately vest and the exercise period in which he may exercise these options shall be extended to the duration of their original term.

Change of Control. The New Employment Letter also provides that if (1) during the period commencing on the date the company enters into a definitive agreement with respect to a transaction that would constitute a change in control (including a definitive merger or acquisition agreement contemplated by that certain Letter of Intent dated August 19, 2015 between the Company and Peachstate Health Management, LLC) and ending on the date the definitive agreement therefor is terminated or the change in control is consummated, the company terminates his employment without cause or (2) during the period commencing upon the consummation of the change in control and ending six (6) months thereafter, either (i) the company or, if applicable, the surviving or successor entity, terminates his employment without cause or (ii) he resigns for good reason, then we will pay and provide to him: (A) the accrued compensation, and (B) subject to his ongoing compliance with the Employee Assignment and Confidentiality Agreement, execution of a general release in favor of the company, and resignation from the board, (1) a severance payment of an amount equal to three months of base salary and (2) continued participation in the health and welfare plans (or comparable plans) for a period equal to the shorter of six months from the date of termination or, until he is eligible for comparable coverage with a subsequent employer. The New Employment Letter also provides that unvested options shall immediately vest and the exercise period in which he may exercise such options shall be extended to the duration of their original term if his employment is terminated by the company without cause or by him for good reason in anticipation of, or within 180 days following, a change in control.

Employee Covenants. Mr. Bonnet agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment. Mr. Bonnet also agreed, during his employment with the company and for a period of one year thereafter, to not in any manner enter into or engage in any business that is engaged in any business directly competitive with our business anywhere in the world, with limited exceptions. Moreover, Mr. Bonnet agreed, during his employment with the company and for a period of

12 months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or (ii) solicit the business of any customer with respect to products or services that compete directly with the products or services provided or supplied by us.

William A. Marshall

Death or Disability. Pursuant to the terms of his employment agreement, if Mr. Marshall’s employment is terminated as a result of his death, Mr. Marshall or his estate, as applicable, would receive any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date of his death. If Mr. Marshall’s employment is terminated as a result of disability, Mr. Marshall or his estate, as applicable, would receive (a) any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date on which the disability occurs; (b) a severance payment equal to 12 months of his base salary in effect on the termination date and (c) continued participation in our benefit plans (or comparable plans) for the longer of the natural expiration of the agreement or the end of the month of the one-year anniversary of the termination of his employment. Further, in the event of a termination due to his death or disability, Mr. Marshall’s (or his estate’s or legal representative’s) right to purchase shares of common stock pursuant to any stock option or stock option plan to the extent vested as of the termination date shall remain exercisable for a period of twelve months following such date, but in no event after the expiration of the exercise period.

Cause. If Mr. Marshall’s employment is terminated for cause or he terminates his employment without good reason, he would be entitled to his base salary, other accrued compensation and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. All stock options that have not been exercised as of the date of termination for cause shall be deemed to have expired as of such date otherwise, options vested as of the date of termination may be exercised for a period of three months thereafter.

Without Cause or for Good Reason. If Mr. Marshall’s employment is terminated without cause, or by Mr. Marshall for good reason, we would be obligated to: (a) pay any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date of termination; (b) pay a severance payment of 12 months of his base salary in effect on the termination date, but in no event less than $260,000; and (c) provide for his continued participation in our benefit plans (or comparable plans) for the longer of the natural expiration of the agreement or the end of the month of the one-year anniversary of the termination of his employment. Further, in the event of such a termination event, his right to purchase shares of common stock pursuant to any stock option shall immediately fully vest and become exercisable, and the exercise period in which he may exercise his options shall be extended to the duration of their original term. In addition, pursuant to the compensation modification agreements we entered into with Mr. Marshall, each of the option awards and restricted stock units will vest upon either the company achieving cash flow breakeven or in the event of a termination of employment without “cause” or for “good reason” as such terms are defined in his employment agreement, subject to limitation in the compensation modification agreements applicable to restricted stock units.

Change of Control. The benefits Mr. Marshall would receive upon termination without cause or for good reason shall not be adversely affected in the event of a change of control.

Employee Covenants. In his employment agreement, Mr. Marshall agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment. Mr. Marshall also agreed, during his employment with the company and for a period of one year thereafter, to not in any manner enter into or engage in any business that is engaged in any business directly competitive with our business anywhere in the world, with limited exceptions. Moreover, Mr. Marshall agreed, during his employment with the company and for a period of 12 months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or (ii) solicit the business of any customer with respect to products or services that compete directly with the products or services provided or supplied by us.

William P. Henry

Death or Disability. Pursuant to our employment agreement with him, if Mr. Henry’s employment is terminated as a result of his death, he or his estate, as applicable, would receive any accrued but unpaid, base salary, bonus and expense reimbursement amounts through the date of his death. If Mr. Henry’s employment is terminated as a result of disability, he or his estate, as applicable, would receive any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date on which the disability occurs.

Cause. If Mr. Henry’s employment is terminated for cause, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. In the event of termination for cause, all stock options that have not been exercised as of the date of termination for cause shall be deemed to have expired as of such date.

Without Cause. If Mr. Henry’s employment is terminated without cause, we would be obligated to: (a) pay any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date of termination and (b) options granted to him will be deemed vested and shall be exercisable for the duration of their original term.

Change of Control. The benefits Mr. Henry would receive upon termination without cause or for good reason shall not be adversely affected in the event of a change of control.

Employee Covenants. Mr. Henry agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment. Mr. Henry also agreed, during his employment with the company and for a period of one year thereafter, to not in any manner enter into or engage in any business that is engaged in any business directly competitive with our business anywhere in the world, with limited exceptions. Moreover, Mr. Henry agreed, during his employment with the company and for a period of 12 months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or (ii) solicit the business of any customer with respect to products or services that compete directly with the products or services provided or supplied by us.

O’Connell Benjamin

The following discussion summarizes the company’s post-termination obligations to Mr. Benjamin arising under its prior employment agreement with him. As stated above, in connection with Mr. Benjamin’s departure from the company in February 2015, the company is presently considering its severance obligations to him and the vesting and other post-termination provisions of certain of the unexercised stock options and other unvested stock options and unvested restricted stock units held by Mr. Benjamin as of the effective date of his separation from the company. In connection with this review process, the company may seek to limit Mr. Benjamin’s entitlement to these benefits.

Death or Disability. Pursuant to the terms of his 2014 Employment Agreement, if Mr. Benjamin’s employment is terminated as a result of his death, Mr. Benjamin or his estate, as applicable, would receive any accrued but unpaid, base salary, bonus and expense reimbursement amounts through the date of his death. If Mr. Benjamin’s employment is terminated as a result of disability, under the 2014 Employment Agreement Mr. Benjamin or his estate, as applicable, would receive (a) any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date on which the disability occurs; (b) a severance payment of 12 months of his base salary in effect on the termination date and (c) continued participation in our benefit plans (or comparable plans) for the longer of the natural expiration of the agreement or the end of the month of the one-year anniversary of the termination of his employment. Further, in the event of a termination due to his death or disability, under the 2014 Employment Agreement Mr. Benjamin’s (or his estate’s or legal representative’s) right to purchase shares of common stock pursuant to any stock option or stock option plan to the extent vested as of the termination date shall remain exercisable in accordance with the terms of the equity compensation plan under which such option was granted.

Cause. If Mr. Benjamin’s employment is terminated for cause or he terminates his employment without good reason, he would be entitled to his base salary and expense reimbursement through the date of termination, and he shall have no further entitlement to any other compensation or benefits. In the event of termination for cause, all stock options that have not been exercised as of the date of termination for cause shall be deemed to have expired as of such date. In the event of termination without good reason, options vested as of the date of termination may be exercised for a limited period in accordance with the terms of the equity compensation plan under which such option was granted.

Without Cause or for Good Reason. Under the 2014 Employment Agreement, if Mr. Benjamin’s employment is terminated without cause, by Mr. Benjamin for good reason, or either (1) we fail to timely notify him or our intent to renew his agreement or (2) after providing such notice, we fail to reach an agreement on a new employment agreement with him prior to the expiration date, then we would be obligated to: (a) pay any accrued but unpaid base salary, bonus and expense reimbursement amounts through the date of termination; (b) pay a severance payment equal to 12 months of his base salary in effect on the termination date, but in no event less than $290,000; (c) provide for his continued participation in our benefit plans (or comparable plans) for the longer of the natural expiration of the agreement or the end of the month of the one-year anniversary of the termination of his employment. Further, in the event of such a termination event, certain of the options and other equity incentive awards granted to Mr. Benjamin will be deemed vested and shall be exercisable for the duration of their original term, subject to the conditions and limitations of the 2014 Employment Agreement. In addition, pursuant to the compensation modification agreements we entered into with Mr. Benjamin, as described above, each of the option awards and restricted stock units will vest upon either the company achieving cash flow breakeven or in the event of a termination of employment without “cause” or for “good reason”, as such terms are defined in his employment agreement, subject to the limitations described above applicable to the restricted stock units.

Change of Control. In the event of a change of control, under the 2014 Employment Agreement, Mr. Benjamin shall have the right to terminate his employment with us for any reason within a limited period of time of such change of control and such termination shall be deemed for good reason. In such an event, we would be required to pay Mr. Benjamin the amounts described above.

Employee Covenants. In the 2014 Employment Agreement, Mr. Benjamin agreed to keep confidential and not disclose any confidential or proprietary information owned by, or received by or on behalf of, us or any of our affiliates, during the term of the agreement or at any time thereafter. He also agreed to return such confidential and proprietary information to us immediately in the event of any termination of employment. Mr. Benjamin also agreed, during his employment with the company and for a period of one year thereafter, to not in any manner enter into or engage in any business that is engaged in any business directly competitive with our business anywhere in the world, with limited exceptions. Moreover, Mr. Benjamin agreed, during his employment with the company and for a period of 12 months thereafter, to not, directly or indirectly, without our prior written consent: (i) solicit or induce any employee of us or any of our affiliates to leave such employ; or (ii) solicit the business of any customer with respect to products or services that compete directly with the products or services provided or supplied by us.

2011 Omnibus Equity Incentive Plan

Adjustments upon Merger or Change in Control. The 2011 Plan provides that in the event of a merger with or into another corporation or “change in control,” including the sale of all or substantially all of our assets, unless otherwise provided in an award agreement, in the event of a change in control in which the successor company assumes or substitutes for an option, stock appreciation right, restricted stock award, restricted stock unit award or other share-based award, if a participant’s employment or service as a director with such successor company terminates within 24 months following such change in control (or such other period set forth in the award agreement): (i) options and stock appreciation rights outstanding as of the date of such termination of employment will immediately vest, become fully exercisable, and may thereafter be exercised for 24 months (or such other period of time set forth in the award agreement), (ii) the restrictions, limitations and other conditions applicable to restricted stock and restricted stock units outstanding as of the date of such termination of employment shall lapse and such awards shall become free of all restrictions, and (iii) the restrictions, limitations and other conditions applicable to any other share-based awards or any other awards shall lapse, and such awards shall become free of all restrictions. However, unless otherwise provided in an award agreement, in the event of a change in control, if the successor company does not assume or substitute for an option, stock appreciation right, restricted stock award, restricted stock unit award or other share-based award, then immediately prior to the change in control: (i) those options and stock appreciation rights outstanding as of the date of the change in control that are not assumed or substituted for shall immediately vest and become fully exercisable, (ii) restrictions, limitations and other conditions applicable to restricted stock and restricted stock units that are not assumed or substituted for shall lapse and the restricted stock and restricted stock units shall become free of all restrictions, and (iii) the restrictions, other limitations and other conditions applicable to any other share-based awards or any other awards that are not assumed or substituted for shall lapse, and such other share-based awards or such other awards shall become free of all restrictions.

Termination of Employment. Under the 2011 Plan, if a grantee’s employment or service is terminated for cause, any unexercised option shall terminate effective immediately upon such termination of employment or service. Except as otherwise provided by in an award agreement, if a grantee’s employment or service terminates on account of death or disability, then any unexercised option, to the extent exercisable on the date of such termination of employment or service, may be exercised, in whole or in part, within the first twelve (12) months after such termination of employment or service (but only during the option term) by his or her personal representative or by the person to whom the option is transferred by will or the applicable laws of descent and distribution.

The 2011 Plan provides that except as otherwise provided by the Committee in the award agreement, if a grantee’s employment or service terminates for any reason other than for cause, death, disability or pursuant to a change of control, then any unexercised option, to the extent exercisable immediately before the grantee’s termination of employment or service, may be exercised in whole or in part, not later than three (3) months after such termination of employment or service (but only during the option term); and, to the extent that any such option was not exercisable on the date of such termination of employment or service, it will immediately terminate.

Equity Compensation Plans

2011 Omnibus Equity Incentive Plan

At the company’s special meeting of stockholders held on August 23, 2011, our stockholders approved the 2011 Omnibus Equity Incentive Plan (the “2011 Plan”). Our board of directors adopted the 2011 Plan on July 19, 2011, subject to stockholder approval at the special meeting. In May 2014, our stockholders approved an amended to the 2011 Plan to increase the maximum number of shares available for awards under the 2011 Plan. The purpose of the 2011 Plan is to assist us and our subsidiaries in attracting and retaining selected individuals who, serving as our employees, directors, consultants and/or advisors, are expected to contribute to our success and to achieve long-term objectives which will benefit our stockholders through the additional incentives inherent in the awards under the 2011 Plan. The maximum number of shares of our common stock that are available for awards under the 2011 Plan, as amended, (subject to the adjustment provisions of the 2011 Plan) is 750,000 shares. Under the 2011 Plan, options, stock appreciation rights, restricted stock awards, restricted stock unit awards, other share-based awards and performance awards may be granted to eligible participants. Subject to the reservation of authority by our board of directors to administer the 2011 Plan and act as the committee thereunder, the 2011 Plan will be administered by the Management Resources and Compensation Committee (the “Committee”), which has the authority to determine the terms and conditions of awards, and to interpret and administer the 2011 Plan. As of September 1, 2015, there were outstanding (i) 419,195 options to purchase shares under the 2011 Plan, with exercise prices ranging from $1.62 to $15.48 and (ii) a total of 98,715 shares granted pursuant to restricted stock awards and restricted stock units under the 2011 Plan.

The 2011 Plan replaced both the 2001 Director Plan and the 2010 Employee Plan as the company’s vehicle for granting equity awards to its employees, directors and consultants. Accordingly, as of August 23, 2011, all equity awards granted to our employees, directors and eligible consultants will be made pursuant to the 2011 Plan and shares remaining under our existing plans will no longer be available for grants under such plans. Holders of unexercised options granted under the 2001 Director Plan and the 2010 Employee Plan will be able to exercise those options in accordance with the terms of such grants, until the expiration date set forth in their option certificates.

Summary of the 2011 Plan

Shares Available. The maximum number of shares of our common stock that are available for awards under the 2011 Plan (subject to the adjustment provisions described under “Adjustments upon Changes in Capitalization” below), as amended on May 1, 2014, is 750,000 shares. If any shares of common stock subject to an award under the 2011 Plan, or an award under the 2010 Employee Plan, are forfeited, expire or are settled for cash (in whole or in part), the shares subject to the award may be used again for awards under the 2011 Plan to the extent of the forfeiture, expiration or cash settlement.

Eligibility. Options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, other share-based awards and performance awards may be granted under the 2011 Plan. Options may be either “incentive stock options,” as defined in Section 422 of the Code, or nonstatutory stock options. Awards may be granted under the 2011 Plan to any employee, non-employee member of our board of directors, consultant or advisor who is a natural person and provides services to us or a subsidiary, except for incentive stock options which may be granted only to employees.

Administration. Subject to the reservation of authority by our board of directors to administer the 2011 Plan and act as the committee thereunder, the 2011 Plan will be administered by the Committee. The Committee has the authority to determine the terms and conditions of awards, and to interpret and administer the 2011 Plan.

Stock Options. The Committee may grant either nonstatutory stock options or incentive stock options. A stock option entitles the recipient to purchase a specified number of shares of our common stock at a fixed price subject to terms and conditions set by the Committee. The purchase price of shares of common stock covered by a stock option cannot be less than 100% of the fair market value of the common stock on the date the option is granted. Fair market value of the common stock is generally equal to the closing price for the common stock on the Principal Exchange on the date the option is granted (or if there was no closing price on that date, on the last preceding date on which a closing price was reported). Options are subject to terms and conditions set by the Committee. Options granted under the 2011 Plan expire no later than 10 years from the date of grant.

Stock Appreciation Rights. The Committee is authorized to grant SARs in conjunction with a stock option or other award granted under the 2011 Plan, and to grant SARs separately. The grant price of a SAR may not be less than 100% of the fair market value of a share of our common stock on the date the SAR is granted. The term of an SAR may be no more than 10 years from the date of grant. SARs are subject to terms and conditions set by the Committee. Upon exercise of an SAR, the participant will have the right to receive the excess of the fair market value of the shares covered by the SAR on the date of exercise over the grant price.

Restricted Stock Awards. Restricted stock awards may be issued either alone or in addition to other awards granted under the 2011 Plan, and are also available as a form of payment of performance awards and other earned cash-based incentive compensation. The Committee determines the terms and conditions of restricted stock awards, including the number of shares of common stock granted, and conditions for vesting that must be satisfied, which may be based principally or solely on continued provision of services, and also may include a performance-based component. Unless otherwise provided in the award agreement, the holder of a restricted stock award will have the rights of a stockholder from the date of grant of the award, including the right to vote the shares of common stock and the right to receive distributions on the shares. Except as otherwise provided in the award agreement, any shares or other property (other than cash) distributed with respect to the award will be subject to the same restrictions as the award.

Restricted Stock Unit Awards. Awards of restricted stock units having a value equal to an identical number of shares of common stock may be granted either alone or in addition to other awards granted under the 2011 Plan, and are also available as a form of payment of performance awards granted under the 2011 Plan and other earned cash-based incentive compensation. The Committee determines the terms and conditions of restricted stock units, including conditions for vesting that must be satisfied, which may be based principally or solely on continued provision of services, and also may include a performance- based component. The holder of a restricted stock unit award will not have voting rights with respect to the award. Except as otherwise provided in the award agreement, any shares or other property (other than cash) distributed with respect to the award will be subject to the same restrictions as the award.

Other Share-Based Awards. The 2011 Plan also provides for the award of shares of our common stock and other awards that are valued by reference to our common stock or other property (“Other Share-Based Awards”). Other Share-Based Awards may be paid in cash, shares of our common stock or other property, or a combination thereof, as determined by the Committee. The Committee determines the terms and conditions of Other Share-Based Awards, including any conditions for vesting that must be satisfied.

Performance Awards. Performance awards provide participants with the opportunity to receive shares of our common stock, cash or other property based on performance and other vesting conditions. Performance awards may be granted from time to time as determined at the discretion of the Committee. Subject to the share limit and maximum dollar value set forth above under “Limits on Awards to Participants,” the Committee has the discretion to determine (i) the number of shares of common stock under, or the dollar value of, a performance award and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance goals.

No Repricing. The 2011 Plan prohibits option and SAR repricings (other than to reflect stock splits, spin-offs or other corporate events described under “Adjustments upon Changes in Capitalization” below, or in connection with a change in control of the company) unless stockholder approval is obtained.

Nontransferability of Awards. No award under the 2011 Plan, and no shares subject to awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, is transferable other than by will or the laws of descent and distribution, and an award may be exercised during the participant’s lifetime only by the participant or the participant’s estate, guardian or legal representative, except that the Committee may provide in an award agreement that a participant may transfer an award without consideration to certain family members, family trusts, or other family-owned entities, or for charitable donations under such terms and conditions determined by the Committee.

Amendment and Termination. The 2011 Plan may be amended or terminated by our board of directors except that stockholder approval is required for any amendment to the 2011 Plan which increases the number of shares of common stock available for awards under the 2011 Plan, expands the types of awards available under the 2011 Plan, materially expands the class of persons eligible to participate in the 2011 Plan, permits the grant of options or SARs with an exercise or grant price of less than 100% of fair market value on the date of grant, amends the provisions of the 2011 Plan prohibiting the repricing of options and SARs as described above, increases the limits on shares subject to awards, or otherwise materially increases the benefits to participants under the 2011 Plan. The 2011 Plan will expire on the 10th anniversary of the Effective Date, except with respect to awards then outstanding, and no further awards may be granted thereafter.

Other Option Plans

2010 and 2000 Employee Stock Option Plans

In May 2010, our stockholders approved the 2010 Employee Stock Option Plan (the “2010 Plan”) which provided for the grant of options to purchase up to 555,555 shares of our common stock. The 2010 Plan served as our primary equity incentive plan for our employees and other eligible participants until the approval by our shareholders of the 2011 Plan. The board of directors unanimously approved the 2010 Plan on January 20, 2010 and our stockholders approved the 2010 Plan on May 19, 2010. The 2010 Plan and 2000 Plan were administered by the Management Resources and Compensation Committee designated by our board of directors. The board or committee had full authority to interpret the 2010 Plan and 2000 Plan and to establish and amend rules and regulations relating thereto. Under the terms of the 2010 Plan, options granted there under were designated as options which qualify for incentive stock option treatment (“ISOs”) under Section 422 of the Code, or options which do not so qualify (“Non-ISOs”). As of June 30, 2015, there were 26,358 options outstanding under the 2010 Plan, with exercise prices ranging from $7.92 to $21.60.

In March 2001, our stockholders approved the 2000 Employees Stock Option Plan (the “2000 Plan”) which, as amended, provided for the grant of options to purchase up to 555,555 shares of our common stock. to our employees, until its expiration in 2010. Under the terms of the 2000 Plan, options granted there under were designated as ISOs or Non-ISOs. As of June 30, 2015, there were 85,774 options outstanding under the 2000 Plan, with exercise prices ranging from $7.02 to $81.00

2001 Non-Executive Director Stock Option Plan

In January 2002, our stockholders approved the 2001 Non-Executive Director Stock Option Plan. Awards were granted under the 2001 Director Plan until the approval by our shareholders of the 2011 Plan to (i) non-executive directors as defined and (ii) members of any advisory board we may establish who are not full-time employees of us or any of our subsidiaries. Under the 2001 Director Plan, each non-executive director was automatically granted an option to purchase 2,222 shares upon joining the board and an option to purchase 555 shares each September 1st thereafter, pro rata, based on the time the director has served during the prior year. The term non-executive director refers to those of our directors who are not otherwise a full-time employee of Authentidate or any subsidiary. In addition, each eligible member of an advisory board will receive, upon joining the advisory board, and on each anniversary of the effective date of his appointment, an option to purchase 277 shares of our common stock. The 2001 Director Plan expired ten years following its adoption. As of June 30, 2015 there were 8,888 outstanding options granted under the 2001 Director Plan. The options outstanding have exercise prices ranging from $10.44 to $54.00. As stated above, following the approval of the 2011 Plan by our shareholders, no further awards were granted under the 2001 Plan.

Director Compensation

On July 19, 2011, our board approved the following new compensation policy for our non-employee directors:

•	The annual director fee for our non-executive directors is $30,000;

•	Committee chairmen are paid an additional annual fee as follows: (a) Chairman of the Board—$25,000 per annum; (b) Chairman of the Audit Committee—$15,000 per annum; (c) Chairman of the Management Resources and Compensation Committee—$7,500 per annum; and (d) other Committee Chairmen—$5,000 per annum; and

•	Meeting fees for our independent directors are $1,500 for each meeting of the board of directors, and $1,500 for each meeting of a committee of the board of directors. For meetings held by conference call, fees are $750 per meeting. Reasonable and customary expenses incurred in attending the board and committee meetings are reimbursable.

In addition to the foregoing cash compensation, effective with the approval by the company’s stockholders of the 2011 Plan, each non-employee director will receive (i) upon initial election to the board of directors, a nonstatutory stock option for the purchase of 20,000 shares (on a pre-reverse split basis) of the Company’s Common Stock which vests immediately upon election and (ii) an annual stock option grant, to be granted on September 1, for the purchase of 10,000 shares (on a pre-reverse split basis) of the Company’s Common Stock which also vests immediately; which award amount was increased to 15,000 options (on a pre-reverse split basis) in June 2012; provided, that any non-employee director, who has not served as a director for an entire year prior to September 1st of the reference year shall receive a pro rata number of options determined (on a pre-reverse split basis) as follows:

Date of Membership	Options Granted
September 1 through November 30	15,000
December 1 through February 28	11,250
March 1 through May 30	7,500
June 1 through August 31	3,500

On September 1, 2015, we granted an aggregate of 7,916 options to our non-employee directors pursuant to the 2011 Plan. These options have an exercise price of $2.52 and are exercisable for a period of ten years from the grant date. The exercise price of such options is equal to the fair market value of our common stock on the grant date, as determined under the 2011 Plan. With respect to such options, upon the termination of service of a director, options shall terminate on the second anniversary of the date of termination of service, except that if termination of service is due to optionee’s death or permanent disability (as determined by the board), the option shall terminate on the earlier of the expiration date of such option or 12 months following the date of death or termination for permanent disability and if an optionee is removed from the board for cause, as determined by the board, the option awards held by such optionee would terminate immediately upon removal.

Through December 2012, non-employee directors continued to have the option to elect to receive up to 100% of their cash director compensation, including amounts payable for committee service, service as a committee chair and per meeting fees, in restricted shares of our common stock issued under the 2011 Plan. Under this program, prior to the commencement of each fiscal year, each non-employee director had the right to elect to receive a percentage (up to 100%) of all cash compensation payable to such non-employee director for the fiscal year ending the following June 30 in restricted shares of our common stock. Notwithstanding the foregoing, however, on one occasion during each fiscal quarter, a non-employee director, prior to the first day of the last month of each fiscal quarter, may notify the company of his decision to modify a prior election, with any such revised allocation to be effective for any subsequent fiscal quarter during the remainder of the fiscal year. If a non-employee director elects to receive a percentage of his or her cash compensation in restricted shares, the number of restricted shares that will be issued to such director will be calculated by dividing the cash amount to be converted into restricted shares by the fair market value of the company’s common stock as of the date the fees are earned, which date shall be deemed to be the last trading day of each fiscal quarter. Fair market value will be determined in accordance with the provisions of the 2011 Plan.

On December 18, 2012, the board approved a modification to our non-employee director compensation policy to require that all director fees be paid in the form of either non-qualified stock options or restricted shares of common stock to be issued under the 2011 Plan, effective January 1, 2013. Each director elected the form of payment to be received. As the company pays director fees on a quarterly basis in arrears, the securities to be issued to our non-employee directors for each fiscal quarter while this policy modification is in effect will be issued following the close of each such fiscal quarter. Under this new policy, if a non-employee director elects to receive payment of director fees in the form of non-qualified stock options, the number of options issued will be calculated by dividing the cash amount to be converted into options by the fair value of an option as determined by the Black-Scholes option pricing model as of the last trading day of each fiscal quarter. If a non-employee director elects to receive payment in restricted shares, the number of shares to be issued to such director will be determined as described above. Restricted shares will be restricted from public resale in accordance with the provisions of Rule 144, as adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The options to be granted to non-employee directors under the 2011 Plan are exercisable for a period of ten years from the grant date. The exercise price of such options shall be equal to the fair market value of our common stock on the grant date, as determined under the 2011 Plan. Upon the termination of service of a director, these options shall remain exercisable to the same extent as pertains to the annual option awards granted to non-employee directors, as described above.

Further, in July 2011, the board also adopted stock ownership guidelines applicable to our non-employee directors. The Non-Employee Director Stock Ownership Guidelines require all non-employee directors to hold shares of our common stock with a value equal to four times the amount of the base annual retainer fee paid to non-employee directors for service on the board, excluding additional committee retainer fees, if any. This ownership guideline is initially calculated using the base annual retainer fee for service as a non-employee director as of the date we adopted these guidelines for current directors or for any new members of our board, such person first became subject to the guidelines. These ownership guidelines will be re-calculated following any adjustment to the applicable annual non-employee director retainer fees. These guidelines will be based on the applicable annual board retainer fee in effect on such calculation date.

Non-employee directors are required to achieve the applicable level of ownership within five years of the later of the date the guidelines were adopted and the date the person first became a non-employee member of the board. Shares that count toward satisfaction of the guidelines include shares owned outright by the director or his or her immediate family members residing in the same household and shares held in trust for the benefit of the director or his or her family. Unexercised and/or unvested equity awards do not count toward satisfaction of the guidelines. The value of a share will be measured on the date of the company’s annual meeting each year as the greater of (i) the average closing price over the 12 months preceding the date of calculation or (ii) the purchase price actually paid by the person for such share of the company’s stock. The purchase price for shares acquired pursuant to restricted stock units, performance shares and other similar full value awards is zero. Our Non-Employee Director Stock Ownership Guidelines may be waived, at the discretion of the board’s Management Resources and Compensation Committee if compliance would create undue hardship or prevent a director from complying with a court order, as in the case of a divorce settlement.

On September 10, 2012, we entered into indemnification agreements with each of the non-employee members of our board of directors. The indemnification agreements provide, subject to the procedures, limitations and exclusions set forth in the agreements: (i) that we will indemnify the indemnitee to the fullest extent permitted by applicable law in the event the indemnitee is, or is threatened to be made, a party to or a participant in an action, suit or other proceeding by reason of the fact that the indemnitee is or was one of our directors or is or was serving at our request as a director, officer, employee, agent or fiduciary of another enterprise; (ii) that we will advance, to the fullest extent not prohibited by applicable law, the expenses incurred by the indemnitee in connection with any such proceeding; (iii) that the rights of the indemnitee under the agreement are in addition to any other rights the indemnitee may have otherwise; and (iv) that the agreement shall continue until and terminate upon 10 years after the latest date that the indemnitee shall have ceased to serve as one of our directors or as a director, officer, employee, agent or fiduciary of any other enterprise at our request. We are required to advance such person’s expenses in connection with his or her defense, provided that the indemnitee undertakes to repay all amounts advanced if it is ultimately determined that such person is not entitled to be indemnified by us. We have entered into materially similar indemnification agreements with each of our non-employee directors that were elected to board subsequent to September 10, 2012.

A summary of non-executive director compensation for the fiscal year ended June 30, 2015 is as follows:

Summary of Non-Executive Director Compensation

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles C Lucas III	$—	$—	$100,058	$—	$—	$—	$100,058
William P. Henry (4)	$1,071	$—	$2,660	$—	$—	$—	$3,731
Roy E. Beauchamp (5)	$5,495	$—	$37,650	$—	$—	$—	$43,145
Todd A. Borus	$—	$—	$55,800	$—	$—	$—	$55,800
Marc A. Horowitz (6)	$2,543	$—	$39,080	$—	$—	$—	$41,623
J. David Luce	$—	$51,637	$10,800	$—	$—	$—	$62,437
J. Edward Sheridan (7)	$—	$—	$39,561	$—	$—	$—	$39,561
Jeffrey Beunier (8)	$—	$—	$68,053	$—	$—	$—	$68,053

(1)	As of June 30, 2015, each of our current directors had the following number of options outstanding: Mr. Lucas—67,109 options; Mr. Henry 2,222 options; Mr. Beauchamp—23,424 options; Mr. Borus—44,102 options; Mr. Horowitz—23,006 options; and Mr. Luce—9,444 options (not including 27,777 vested options he was granted in August 2009 as a fee for services rendered in connection with our former ExpressMD Solutions joint venture). Includes options issued to certain directors in lieu of cash director fees during fiscal 2015 as follows: Mr. Lucas—47,157 options; Mr. Beauchamp 21,202; Mr. Borus 24,054; and Mr. Horowitz 20,783.
(2)	For the year ended June 30, 2015, the following directors elected to receive a portion of their cash director fees in shares of restricted common stock. The number of shares earned for service during fiscal 2015 is as follows: Mr. Luce—16,801 shares. As of the fiscal year ended June 30, 2015, the aggregate number of shares of restricted stock issued in lieu of cash director fees to our current non-executive directors was as follows: Mr. Lucas 0 shares; Mr. Henry 0 shares; Mr. Beauchamp 0 shares; Mr. Borus 5,277 shares, Mr. Horowitz 0 shares and Mr. Luce—38,240 shares.
(3)	Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2015 computed in accordance with FASB Accounting Standards Codification Topic 718: Compensation—Stock Compensation, and thus may include amounts from awards granted in and prior to 2014. A discussion of the methods used to calculate these values may be found in Note 2 to our Consolidated Financial Statements contained elsewhere in this Annual Report on Form 10-K for the fiscal year ended June 30, 2015.
(4)	Mr. Henry was elected to the board on June 18, 2015.
(5)	Mr. Beauchamp was elected to the board on November 13, 2014.
(6)	Mr. Horowitz was elected to the board on December 10, 2014.
(7)	Mr. Sheridan retired from the board effective as of December 9, 2014. As of June 30, 2015, Mr. Sheridan had a total of 38,083 options outstanding and had been issued a total of 4,039 shares in lieu of cash director fees.
(8)	Mr. Beunier resigned from the board effective July 1, 2015. As of June 30, 2015, Mr. Beunier had a total of 35,343 options outstanding and had been issued a total of 2,946 shares in lieu of cash director fees.

LEGAL PROCEEDINGS

During fiscal 2009, the company purchased certain inventory components under arrangements that required payment only after such components where actually used in production. The company determined that these components will not be used and it offset the inventory balance for undelivered items against the related accounts payable balance during the quarter ended March 31, 2015. Additionally, it intends to return approximately $0.2 million of such items that are included in the inventory and accounts payable balances as of September 30, 2015. The vendor that provided these components is currently disputing this arrangement and is requesting payment for these items. In December 2015, the vendor served a summons and complaint against the Company seeking to recover an alleged amount due of approximately $2.1 million. The company believes the amount at issue is approximately $1.2 million and intends to vigorously contest this assertion. The caption of the litigation is Eurotech, Inc. vs. Authentidate Holding Corp. and the venue is Circuit Court of Howard County, State of Maryland, Case N. 13-C-15105926. Plaintiff has alleged breach of contract and equitable relief.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own, directly or indirectly, more than 10% of a registered class of our equity securities, to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership and reports of changes in ownership of common stock and other equity securities we issue. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such reports furnished to us and representations that no other reports were required during the fiscal year ended June 30, 2015, we believe that all Section 16(a) filing requirements applicable to our officers, directors and 10% shareholders were complied with during the 2015 fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, we have not entered into any material transactions or series of similar transactions with any director, executive officer or any security holder owning 5% or more of our common stock since the beginning of our last fiscal year. For information concerning employment and indemnification agreements with, and compensation of, our executive officers and directors, see the disclosure in the sections of this Schedule 14F-1 captioned “Executive Compensation” and “Director Compensation”.

On August 28, 2014, the company entered into a securities purchase agreement with certain accredited and/or institutional investors relating to a registered direct offering by the company for an aggregate of 337,939 shares of common stock and warrants to purchase up to an aggregate of 111,519 shares of common stock. One of the investors in the offering, Lazarus Investment Partners LLP, was the beneficial owner of approximately 29.6% of our outstanding shares of common stock immediately prior to the offering, agreed to purchase $500,000 worth of shares of common stock and warrants (78,247 shares and 25,821 warrants). The manager of the general partner of Lazarus Investment Partners, LLP, is the brother of Dr. Todd A. Borus, a member of our board of directors. Dr. Borus agreed to purchase 3,697 shares of common stock and 1,220 warrants (subscription proceeds of $25,000). Further, Sarah Trent Harris, a family member of Charles C. Lucas, the Chairman of our Board, agreed to purchase 23,474 shares of common stock and 7,746 warrants (subscription proceeds of $150,000). In addition, an entity controlled by Douglas B. Luce, the brother of J. David Luce, a member of our board of directors, agreed to purchase 39,123 shares of common stock and 12,910 warrants (subscription proceeds of $250,000). O’Connell

Benjamin, our former chief executive officer agreed to purchase 14,790 shares of common stock and 4,880 warrants (subscription proceeds of $100,000) and William A. Marshall, our chief financial officer, agreed to purchase 7,395 shares of common stock and 2,440 warrants (subscription proceeds of $50,000).

On December 10, 2014, we entered into a second Board Nomination Agreement (the “Board Agreement”) with Lazarus Investment Partners, LLP and certain of its affiliates (the “Lazarus Group”), the beneficial owner of approximately 29.3% of the company’s common stock as of such date. Pursuant to the Board Agreement, we granted the Lazarus Group the right to nominate a second individual for election to our Board and agreed to promptly appoint such nominee as a member of the Board. As discussed above in greater detail, the Lazarus Group designated Mr. Marc A. Horowitz and the company agreed to appoint him to its Board of Directors, effective immediately. Further, under the Board Agreement, we agreed to use our best efforts to include Mr. Horowitz in the company’s slate of nominees recommended for election as a director during a three year designation period, as defined under the Board Agreement. The Board Agreement further provides that if a Board vacancy occurs during the designation period solely because of the death, disability, disqualification, resignation or removal of their designee, the Lazarus Group shall be entitled to designate such person’s successor. Mr. Horowitz was subsequently elected to serve as a director by our stockholders at our May 2015 annual meeting.

On February 17, 2015, we issued a short-term promissory note (the “Short Term Note”) in the aggregate principal amount of $950,000 to an accredited investor and also issued this investor warrants to purchase an additional 11,055 shares of common stock. The company received funds in the amount of $950,000 from this investor on the same date. The holder of the Short Term Note is an entity controlled by Douglas B. Luce, the brother of J. David Luce, a member of our board of directors. The Short Term Note was originally due and payable on the first to occur of the one month anniversary of the issue date or the date on which the company receives at least $950,000 in proceeds from equity or debt financing transactions. Interest accrued on the Short Term Note at the rate of 0.48% per month and the Short Term Note contains terms and events of default customary for similar transactions. The warrants issued to the holder of the Short Term Note are exercisable for a period of 54 months commencing on the six month anniversary of the date on which they are issued and will have an initial exercise price of $9.09 per share. The exercise price of these warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. On April 3, 2015, we entered into an agreement with the holder of the Short Term Note to extend the maturity date of the Short Term Note from March 19, 2015 to July 2, 2015. In addition, pursuant to the amendment agreement, we granted the holder the right to exchange the principal amount of the Short Term Note (and unpaid interest thereon) into the securities that we issue in the next financing, as defined in the amendment agreement. This investor subsequently agreed not to participate in the convertible debt financing for which a closing was held June 8, 2015 and in consideration of such election, the participation right was modified to allow him to exchange such note for comparable securities in an alternative transaction. In consideration of waivers previously granted by the holder of potential events of default under the Short Term Note and the extension of its maturity date, we agreed to issue the holder warrants to purchase an aggregate of 351,851 shares of our common stock exercisable for a period of 54 months commencing six months following the date of issuance, at an exercise price equal to $2.79 per share. The exercise price of these warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. We subsequently further extended the maturity date of the Short Term Note on multiple occasions, and on December 11, 2015, we entered into an exchange agreement with the holder pursuant to which the Company agreed to issue such holder, in consideration of the cancellation of the original Short Term Note, a new convertible note in the aggregate principal amount of $950,000 (the “New Convertible Note”) and warrants to purchase 422,222 shares of common stock (the “Additional Warrants”). The closing of the exchange transaction occurred on December 17, 2015.

The New Convertible Note is convertible into shares of common stock of the Company at an initial conversion price of $2.25 per share, subject to adjustment. The New Convertible Note is convertible beginning July 1, 2016 and is due one year from the closing date. Based on the initial conversion price, the New Convertible Note will be convertible into up to 422,222 shares of common stock. If the Company issues or sells shares of its common stock, rights to purchase shares of its common stock, or securities convertible into shares of its common stock for a price per share that is less than the conversion price then in effect, such conversion price will be decreased to equal 85% of such lower price. The foregoing adjustments to the conversion price will not apply to certain exempt issuances, including issuances pursuant to certain employee benefit plans. In addition, the conversion price is subject to adjustment upon stock splits, reverse stock splits, and similar capital changes. The New Convertible Note bears interest at 9% per annum with interest payable upon maturity or on any earlier redemption date. Following the date on which the New Convertible Note first becomes convertible, the Company will have the right to redeem all or any portion of the outstanding principal balance of the New Convertible Note, plus all accrued but unpaid interest at a price equal to 110% of such amount. The holder of the New Convertible Note shall have the right to convert any or all of the amount to be redeemed into common stock prior to redemption. Subject to certain exceptions, the New Convertible Note is senior to existing and future indebtedness of the Company and will be secured to the extent and as provided in the Amended Security Agreement entered into between the Company and the holder. To provide for the collateral to secure the repayment of the New Convertible Note, MKA 79, LLC, an entity affiliated with J. David Luce, a member of the board of directors of the Company agreed to an amendment to the security agreement entered into in August 2015 to provide that the New Convertible Note shall be secured by the collateral defined in such earlier Security Agreement. Subject to certain exceptions, the New Convertible Note contains customary covenants against incurring additional indebtedness and granting additional liens and contains customary events of default. Upon the occurrence of an event of default under the New Convertible Note, the holder may require the Company to repay all or a portion of the note in cash, at a price equal to 110% of the principal and accrued and unpaid interest.

Subject to certain limitations, the Additional Warrants are exercisable on or after the first business day following the twelve-month anniversary of the issue date; provided, however, if the Company consummates the closing with AEON, then the “Initial Exercise Date” of the Additional Warrants shall be the date that is the three year anniversary date of such closing. The initial exercise price of the Additional Warrants is $2.70 per share and is subject to adjustment for certain events. If the Company issues or sells shares of its common stock, rights to purchase shares of its common stock, or securities convertible into shares of its common stock for a price per share that is less than the conversion price of the new note, the exercise price of the Additional Warrants will be decreased to a lower price based on the amount by which the conversion price of the new note was reduced due to such transaction. The foregoing adjustments to the exercise price for future stock issues will not apply to certain exempt issuances, including issuances pursuant to certain employee benefit plans. In addition, the exercise price of the Additional Warrants is subject to adjustment upon stock splits, reverse stock splits, and similar capital changes. The Additional Warrants may be exercised on a “cashless” basis if at the time of exercise there is no current prospectus available for the issuance of the underlying shares of common stock. The Additional Warrants will expire 54 months from their initial exercise date. In addition, the Additional Warrants provide that, after their initial exercise date, the Company shall have the right to cause the holder to exercise the Additional Warrants provided that that the following conditions are satisfied: (i) the closing bid price of the Company’s common stock is at least $4.05 for the 20 consecutive trading days prior to the date of the mandatory exercise notice and (ii) the holder is not prevented from exercising the Additional Warrants pursuant to a lockup agreement.

On April 24, 2015, we issued a short-term promissory note in the aggregate principal amount of $500,000 to Lazarus Investment Partners LLP, the beneficial owner of approximately 29.4% of our common stock immediately prior to the note transaction, for gross proceeds of $500,000. In consideration for the short-term note transaction, we agreed to reduce the exercise price on approximately 692,622 warrants held by Lazarus to $2.25 based on the most recent closing bid price of the common stock prior to the note transaction, and to extend the expiration date of the warrants to October 25, 2019. The short-term note is an unsecured obligation of the company, is not convertible into equity securities of the company and accrues interest at a rate of 5.76% per annum. The short-term note was originally due and payable on the first to occur of July 2, 2015, or the date on which the company receives at least $900,000 in cash proceeds from an equity or debt financing. The short-term note contains covenants and events of default customary for similar transactions. The net proceeds from this transaction were approximately $500,000. The warrants, as amended, are exercisable for a period of approximately 54 months and have an initial exercise price of $2.25 per share. We subsequently further extended the maturity date of the short term note on multiple occasions, and on December 15, 2015, we entered into an exchange agreement with Lazarus Investment Partners pursuant to which we agreed to issue it, in consideration of the cancellation of the original note, a new note in the aggregate principal amount of $532,811, which amount includes $32,811 in accrued interest on their original note (the “New Note”), and warrants to purchase 111,111 shares of common stock (the “New Warrants”). The closing of the exchange transaction with Lazarus Investment Partners occurred on December 15, 2015.

The New Note bears interest at 20% per annum, payable in arrears, and is due upon the earlier of (i) twelve months from the date of issuance, (ii) June 8, 2016 if the Company has not consummated the closing with AEON by such date, or (iii) within 5 days of the closing of a sale of equity or debt securities of the Company, or series of closings, as part of the same transaction, of equity or debt securities within a period of 90 days, in the gross amount of at least $5,000,000 in cash proceeds. The New Note is neither secured by any of the Company’s assets nor convertible into equity securities of the Company. The New Note contains certain events of default that are customary for similar transactions. Subject to certain limitations, the New Warrants are exercisable on or after the first business day following the twelve-month anniversary of the issue date; provided, however, if the Company consummates the closing of the transaction with AEON, then the “Initial Exercise Date” of the New Warrant shall be the date that is the three year anniversary date of such closing. The initial exercise price of the New Warrants is $2.70 per share and is subject to adjustment upon stock splits, reverse stock splits, and similar capital changes. The New Warrants may be exercised on a “cashless” basis if at the time of exercise there is no current prospectus available for the issuance of the underlying shares of common stock. The New Warrants will expire 54 months from their initial exercise date.

On August 7, 2015, we issued a senior secured promissory note (the “Senior Note”) in the aggregate principal amount of $320,000 to MKA 79, LLC (the “Purchaser”), in a private transaction. The Purchaser is an entity affiliated with J. David Luce, a member of the company’s board of directors. The Senior Note is due and payable on December 31, 2015 and interest shall accrue on the Senior Note at the rate of 10.0% per annum. The Senior Note was not originally convertible into equity securities of the company and it contains terms and events of default customary for similar transactions. The Senior Note is secured by a first priority lien on certain of our assets, as described in a security agreement entered into between the company and the Purchaser dated as of August 7, 2015. In consideration of the loan, the company and the Purchaser entered into a Warrant Amendment Agreement pursuant to which the company agreed to amend certain of the terms of the existing 608,314 Common Stock Purchase Warrants (the “Warrants”) currently held by the Purchaser and an affiliate of the Purchaser. In amending the Warrants, the company agreed to reduce the exercise price of such Warrants to $1.53 and to extend the expiration date of the Warrants to December 13, 2019. The Warrants, as amended by the Warrant Amendment Agreement were issued in various transactions on or about March 14, 2012, September 28, 2012, and June 20, 2013 at exercise prices ranging between $8.55 and $12.06. Following an extension of the maturity date of the Senior Note to January 15, 2016, on such date we entered into a note amendment agreement (the “Amendment Agreement”) with MKA 79, pursuant to which the Company agreed to modify certain of the terms of the Senior Note. Pursuant to the Amendment Agreement, the holder of the Senior Note agreed to extend the maturity date to April 15, 2016 and may elect to further extend it for an additional 90 days. In consideration for such agreements, the Company agreed that the Senior Note would be further modified so that it would be convertible into shares of common stock of the Company at an initial conversion price of $4.86 per share, which was equal to the most recent consolidated closing bid price of the Company’s common stock immediately prior to the execution of the Amendment Agreement. Based on the conversion price, the principal amount of the Senior Note will be convertible into up to 65,843 shares of common stock. The conversion price is only subject to adjustment upon stock splits, reverse stock splits, and similar capital changes.

Effective August 26, 2015, we received loan proceeds in the aggregate amount of $400,000 from two separate lenders, MKA 79 LLC and Lazarus Investment Partners LLP. As evidence of the loans, we issued a promissory note in the principal amount of $200,000 to each of the lenders. The loans bear interest at 20% per annum, payable in arrears, and are due upon the earlier of (i) August 26, 2016 or (ii) within 30 days of the closing of the contemplated acquisition, merger or similar transaction with (A) Peachstate Health Management, LLC (d/b/a AEON Clinical Laboratories) as described in the company’s Current Report on Form 8-K, as filed with the

Securities and Exchange Commission on August 25, 2015, or a similar alternative acquisition, merger or similar transaction with an unaffiliated third party or (iii) the closing of a sale of equity or debt securities of the company, or series of closings, as part of the same transaction, of equity or debt securities within a period of 90 days, in the gross amount of at least $5,000,000 in cash proceeds. The notes are neither secured by any assets nor convertible into equity securities of the company. Further, the lenders have the right, at their option, to convert interest and principal due on the note into any alternative financing that may be undertaken by the company while the notes are outstanding. MKA 79 LLC is an entity affiliated with J. David Luce, who is a member of the board of directors of the company. Lazarus Investment Partners LLP was the beneficial owner of approximately 29.3% of the company’s common stock as of the date of the transaction.

On October 28, 2015, the Company received debt financing in the amount of $450,000 from Peachstate Medical Holdings LLC, d/b/a AEON Clinical Laboratories (the “AEON”). The Company entered into a note purchase agreement with AEON for the sale and purchase of $450,000 principal amount of promissory notes (the “Notes”) and 111,111 common stock purchase warrants (the “Warrants”). The closing for the sale of the Note and Warrants also occurred on October 28, 2015. The Company has used the proceeds from the transaction for general business and working capital purposes. The Notes bear interest at 20% per annum, payable in arrears, and are due upon the earlier of (i) twelve months from the date of issuance or (ii) within 30 days of the closing of a sale of equity or debt securities of the Company, or series of closings, as part of the same transaction, of equity or debt securities within a period of 90 days, in the gross amount of at least $5,000,000 in cash proceeds. The Notes are neither secured by any assets nor convertible into equity securities of the Company. The Notes contain certain events of default that are customary for similar transactions. The Warrants that were offered and sold pursuant to the Purchase Agreement are exercisable on or after the twelve month anniversary of the date of issuance at an initial exercise price of $2.70 per share. The exercise price for the Warrants is subject to adjustment for certain corporate events, such as stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The Warrants will expire 54 months from the initial exercise date.

Effective January 14, 2016, the Company and AEON entered into voting agreements with each of the Company’s officers and directors and certain other stockholders (the “Securityholders”) pursuant to which they agreed to vote all of the shares of Company’s common stock beneficially owned by them or acquired by them after such date and prior to the date the voting agreement terminates in favor of the business combination transaction contemplated by that certain amended and restated definitive agreement for the acquisition of all of the outstanding membership interests of AEON entered into between the Company, RMS Merger Sub LLC and AEON on January 26, 2016 (the “Definitive Agreement”) and certain other proposals, including, (i) the issuance of shares or securities which issuance requires approval under the rules of the NASDAQ Stock Market, (ii) any required increase of authorized shares of common stock, (iii) any reverse stock split which may be required, and (iv) any amendment to the certificate of incorporation of the Company to restrict a person who is not already an owner of more than 4.99% of the outstanding shares of the Company’s common stock from becoming an owner of more than 4.99% of the outstanding shares of the Company’s common stock. Further, as of such date, the voting agreements that the Company had previously entered into with VER 83, LLC and Lazarus Investment Partners, LLLP in December 2015, which are identical to the voting agreements entered into with the Securityholders described above, were also countersigned on behalf of AEON. The Securityholders that executed voting agreements consist of the following persons: Ian C. Bonnet, Roy E. Beauchamp, Todd A. Borus, Marc Horowitz, J. David Luce, Margaret Luce, Duke 83, LLC, MKA 79, LLC, Charles C. Lucas, William P. Henry, William A. Marshall, Lazarus Investment Partners, LLLP, Douglas B. Luce, Greener Fairways, Inc., and VER 83, LLC. Each stockholder that entered into a voting agreement also granted the Company an irrevocable proxy granting it the right to vote such shares in accordance with the preceding sentence. The voting agreements limit the ability of the holders to sell or otherwise transfer the shares of the Company’s common stock beneficially owned by them until the expiration of the voting agreement. The voting agreements terminate upon the earliest to occur of (i) the date of the effectiveness of the transaction contemplated by the Definitive Agreement, (ii) the date of the termination of the Definitive Agreement in accordance with its terms, or (iii) notice from the Company.

As previously reported in December 2015, each of VER 83, LLC and Lazarus Investment Partners, LLLP had entered into a lockup agreement pursuant to which each agreed not to (i) exercise warrants to purchase common stock owned by it for a period of up to three years and (ii) sell shares of common stock or other securities owned by them for a period of up to three years; provided, however such resale limitation will sooner expire upon the approval by the Company’s shareholders of an amendment to its Certificate of Incorporation restricting the ability of a person who is not an owner of more than 4.99% of the outstanding shares of the Company’s common stock from becoming an owner of more than 4.99% of the outstanding shares of the Company’s common stock. Further, the lockup agreement entered into by VER 83 and the other security holders except Lazarus Investment Partners provides that all warrants held by it shall be amended to modify the definition of the term “Expiration Date” such that the “Expiration Date” of such warrants shall be extended until the three year anniversary date of the current expiration date of each such Warrant. As previously reported, these lockup agreements provide, by their terms, that they shall not become effective unless the Company has, either prior to, contemporaneously, or within thirty (30) days, entered into lockup agreements that are substantially similar in all material respects to these lockup agreements, with (i) all of the Company’s executive officers and directors and (ii) persons who either beneficially own, or would beneficially own but for limitations imposed by certain exercise or conversion restrictions in their securities, 5% or more of the outstanding common stock of the Company determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and including the members of AEON. Effective as of January 15, 2016, the Company received the required signatures to the lockup agreements, consisting of the following Persons: Ian C. Bonnet, Roy E. Beauchamp, Todd A. Borus, Marc Horowitz, J. David Luce, Margaret Luce, MKA 79, LLC, Duke 83, LLC, Charles C. Lucas, William P. Henry, William A. Marshall, Lazarus Investment Partners, LLLP, Douglas B. Luce, VER 83, LLC, Greener Fairways, Inc., Aton Select Fund, Ltd., Hanif A. Roshan, Gulzar Roy, Sohail Ali, Holly Carpenter, Shawn Desai, Richard G. Hersperger, and Lissa H. Suda.

Roy E. Beauchamp, a member of the Authentidate Board of Directors, has a pre-existing Limited Agency Agreement with AEON. This agreement authorizes Roy E. Beauchamp (as the Agent) to represent AEON to potential customers for the products and services provided by AEON. This agreement provides for compensation of five thousand dollars ($5,000) per month and 5% of the selling price of products and services to customers introduced directly to AEON by Mr. Beauchamp. The agency agreement also provides for payment of 2.5 % of the selling price of products and services to customers introduced to AEON indirectly through an intermediary party. The agency agreement is for a term of one year, which commenced August 10, 2015, and may be extended by either party upon prior notice to the other party, unless such other party objects to such extension. The Agency Agreement also provides for Mr. Beauchamp to serve on a Board of Advisors for AEON.

AEON leases its facilities from Centennial Properties of Georgia, LLC under a lease agreement dated March 1, 2014, as amended January 20, 2016. The lease provides for a term of 12 years expiring March 2032. The lease payments range from $46,500 to a maximum of $60,000. In connection with the lease agreement, as security for its rent and other obligations under the lease, AEON has provided to the landlord a first priority lien and security interest in substantially all of its assets. The landlord under the lease is Centennial Properties Of Georgia, LLC, a Georgia limited liability company. Centennial is owned by Sonny Roshan, Shawn Desai, Pyarali Roy and Sohail Ali, all of whom are AEON members and will be receiving AHC Common Stock as a result of the transaction. Mr. Roshan is the Chairman of AEON and will be the Chairman of Authentidate. Mr. Desai is the Chief Technology Officer of AEON. Mr. Roy is the Chief Strategy Officer of AEON.

Mr. Roshan’s spouse and other family members are also employees of AEON, including his brother, and sister-in-law. Mr. Roshan’s spouse received a distribution of $600,000 and salary of $24,000 during 2015.

AEON has a non-interest bearing, unsecured loan to the owners of AEON with no terms for repayment. The outstanding balance at September 30, 2015 was $2,319,500 and is shown as a reduction of Members’ Equity in its Unaudited Financial Statements for the nine months ended September 30, 2015.

During 2014, AEON made an advance to a related party with whom they lease their office and warehouse space in the amount $500,000. The advance was non-interest bearing and had no stated maturity date and was repaid in March 2015.

During the nine months ended September 30, 2015, AEON sold equipment to a related party with common ownership for $258,405 and no gain or loss was recorded. The amount is payable in monthly installments of $25,000 until the balance is paid and does not bear interest. The balance outstanding as of September 30, 2015 is $0.

During the nine months ended September 30, 2015, AEON sold equipment to a related party with common ownership for $147,914 and no gain or loss was recorded. The amount is due September 30, 2016 and does not bear interest. The balance outstanding as of September 30, 2015 is $132,362 and is shown as Note receivable - related party on its unaudited balance sheet at September 30, 2015.

AEON has due to shareholders in the amount of $215,097 as of September 30, 2015 representing amounts owed by AEON for expenses paid by the shareholders on behalf of AEON. There are no terms of repayment and no interest due.

Approval for Related Party Transactions

Although we have not adopted a formal policy relating to the approval of proposed transactions that we may enter into with any of our executive officers, directors and principal stockholders, including their immediate family members and affiliates, our Audit Committee, all of the members of which, are independent, reviews the terms of proposed material related party transactions. The results of this review are then communicated to the entire board of directors, which has the ultimate authority as to whether or not we enter into such transactions. In approving or rejecting the proposed related party transaction, our Audit Committee and our board of directors shall consider the relevant facts and circumstances available and deemed relevant to them, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. We shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee and our board of directors determine in the good faith exercise of their discretion.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTHENITDATE HOLDING CORP.

	By:	/s/ William A. Marshall
Date: February 5, 2016		William A. Marshall, Chief Financial Officer